Filed pursuant to Rule 424(b)(3)
Registration No. 333-143727

EXPLANATORY NOTE:

This filing is made solely to amend the Calculation of Registration Fee table. No changes have been made to the prospectus supplement or the accompanying base prospectus.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Senior Debt Securities (4.00% Convertible Senior Notes due 2013)	$400,000,000	$15,720(3)
Common Shares with associated Rights to Purchase Smithfield Foods, Inc. Series A Preferred Shares	— (4)	— (5)

(1)	Includes Senior Debt Securities that may be purchased by the underwriters pursuant to their option to purchase additional Senior Debt Securities to cover overallotments.
(2)	This “Calculation of Registration Fee” table updates the “Calculation of Registration Fee” table in the Company’s Registration Statement of Form S-3 (File No. 333-143727) in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. (Previously paid)
(4)	Common Shares may be issued from time to time upon conversion of the registered Senior Debt Securities. The maximum number of Common Shares that are initially issuable upon conversion of the Senior Debt Securities registered hereby is 22,922,600, plus an indeterminate number of additional Common Shares that may be issued from time to time upon conversion of the Senior Debt Securities as a result of anti-dilution adjustments. If the Company’s Rights Plan remains in effect at the time such Common Shares are issued, the shares will be issued with associated rights to purchase Smithfield Foods, Inc. Series A Preferred Shares (“Rights”).
(5)	Pursuant to Rule 457(i) under the Securities Act, there is no registration fee payable with respect to the shares of Common Stock (or related Rights) that may be issued upon conversion of the registered Senior Debt Securities because no additional consideration will be received in connection with the exercise of the conversion right.

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 14, 2007)

$350,000,000

4.00% Convertible Senior Notes due 2013

We are offering $350,000,000 aggregate principal amount of our 4.00% Convertible Senior Notes due 2013. The notes will bear interest at a rate of 4.00% per year, payable semi-annually in arrears on June 30 and December 30 of each year, beginning on December 30, 2008. The notes will mature on June 30, 2013.

Holders may convert their notes at any time prior to April 1, 2013 only under the following circumstances: (1) during any fiscal quarter commencing after July 27, 2008 if the last reported sale price of our common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period after any ten consecutive trading-day period in which the trading price per $1,000 principal amount of notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate; or (3) upon the occurrence of specified corporate transactions described in this prospectus supplement. On or after April 1, 2013, holders may convert their notes at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date, regardless of the foregoing circumstances. Holders will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and our common stock, if any, delivered to holders upon conversion. Upon conversion, we will pay cash and deliver shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each trading day of a 40 trading-day observation period.

The conversion rate will be 44.0820 shares of our common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.68 per share of common stock. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain fundamental changes that occur prior to the maturity date, we will increase the conversion rate for a holder who elects to convert its notes in connection with such a corporate transaction in certain circumstances.

We may not redeem the notes. If we undergo a fundamental change, holders may require us to repurchase the notes in whole or in part for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date.

The notes will be our senior unsecured obligations, will rank equally with all our existing and future unsecured senior debt and will rank senior to all our existing and future subordinated debt. The notes will be effectively subordinated to all our existing and future secured debt to the extent of the value of the assets securing such debt. The notes will not be guaranteed by any of our subsidiaries and, therefore, will be structurally subordinated to all liabilities (including trade payables) of our subsidiaries.

The notes will not be listed on any securities exchange. Our common stock is listed on the New York Stock Exchange under the symbol “SFD.” The last reported sale price of our common stock on the New York Stock Exchange on July 1, 2008 was $17.45 per share.

On June 30, 2008, we entered into a contract to sell 7,000,000 shares of our common stock in a private placement to a single off-shore investor at a price per share that will be equal to the closing price per share of our common stock on the date of this prospectus supplement set forth below. The completion of that sale is conditioned on the closing of this offering.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-10.

	Per Note	Total
Public offering price	100.00%	$350,000,000
Underwriting discounts and commissions	2.75%	$9,625,000
Proceeds, before expenses, to Smithfield Foods, Inc.	97.25%	$340,375,000

We have granted the underwriters an option to purchase from us within 30 days after the date of this prospectus supplement set forth below up to an additional $50,000,000 principal amount of notes, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about July 8, 2008.

Joint Book-Running Managers

Citi	Goldman, Sachs & Co.	JPMorgan

Co-Managers

BMO Capital Markets	Rabo Securities USA, Inc.
RBS Greenwich Capital	Societe Generale
Calyon Securities (USA) Inc.	HSBC
ING Wholesale	SunTrust Robinson Humphrey

The date of this prospectus supplement is July 1, 2008.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the notes we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent the description of the notes in this prospectus supplement differs from the description of senior debt securities in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these notes in any state where the offer is not permitted. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

ii

Smithfield Foods, Inc. is a Virginia corporation. Our principal executive offices are located at 200 Commerce Street, Smithfield, Virginia 23430, and our telephone number is (757) 365-3000. Our website address is http://www.smithfieldfoods.com. The information on our website is not part of this prospectus.

Unless otherwise indicated or the context otherwise requires, as used in this prospectus, the terms “Smithfield,” “Company,” “we,” “our” and “us” refer to Smithfield Foods, Inc. and our subsidiaries; and “underwriters” refer to the firms listed on the cover of this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and accompanying base prospectus, including the documents incorporated by reference into this prospectus supplement and accompanying base prospectus, contain “forward-looking” information within the meaning of the federal securities laws. The forward-looking information includes statements concerning our outlook for the future, as well as other statements of beliefs, future plans and other strategies or anticipated events, and similar expressions concerning matters that are not historical facts. The forward-looking information and statements are subject to many risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements.

These risks and uncertainties include the availability and prices of live hogs and cattle, raw materials, fuel and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, hedging risk, operating efficiencies, changes in interest rate and foreign currency exchange rates, access to capital, the investment performance of our pension plan assets and the availability of legislative funding relief, the cost of compliance with environmental and health standards, adverse results from ongoing litigation, actions of domestic and foreign governments, labor relations issues, credit exposure to large customers, the ability to make effective acquisition, disposition, merger and joint venture transactions and successfully integrate newly acquired businesses into existing operations and other risks and uncertainties described in this prospectus supplement, including those discussed under the heading “Risk Factors” in this prospectus supplement. Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that we make speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

INDUSTRY AND MARKET DATA

In this prospectus supplement, the accompanying base prospectus and the documents incorporated by reference in each of them, we rely on and refer to information regarding our industry and our market share in the sectors in which we compete. We obtained this information from various third-party sources, discussions with our customers and our own internal estimates. We believe that these sources and estimates are reliable, but have not independently verified them and cannot guarantee their accuracy or completeness. While we are not aware of any misstatements regarding our industry data presented or incorporated by reference in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed above and under the heading “Risk Factors” in this prospectus supplement. Unless otherwise indicated, all industry and market data is provided as of the end of our fiscal year 2008.

iii

SUMMARY

Unless otherwise indicated or the context otherwise requires, in this prospectus supplement, the words “Smithfield,” “Company,” “we,” “our” and “us” refer to Smithfield Foods, Inc., a Virginia corporation and its subsidiaries and predecessors. Our fiscal year ends on the Sunday closest to April 30 of each year (e.g., “fiscal year 2008” is the fiscal year ending on April 27, 2008). In this prospectus supplement when we refer to financial information on an “as adjusted basis,” we mean as adjusted for our May 2008 Credit Line borrowing and the application of those funds to reduce amounts outstanding under our U.S. Revolver, this offering, application of the net proceeds of this offering and the convertible note hedge and warrant transactions. Information on an “as adjusted basis” does not include the sale of our common stock in a private placement described below.

You should carefully consider the information set forth under “Risk Factors” on page S-10 and the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

The Company

Smithfield Foods, Inc., together with its subsidiaries, began as a pork processing operation called The Smithfield Packing Company, founded in 1936 by Joseph W. Luter and his son, Joseph W. Luter, Jr. Through a series of acquisitions starting in 1981, we have become the largest pork processor and hog producer in the world.

Prior to and during fiscal 2008, we conducted our business through six reporting segments: Pork, Beef, International, Hog Production (HP), Other and Corporate. Each segment is comprised of a number of subsidiaries, joint ventures and other investments. Due to our agreement to sell our beef operations (Smithfield Beef), the results from our Beef segment are now reported as discontinued operations.

The Pork segment consists mainly of our eight wholly-owned U.S. fresh pork and packaged meats subsidiaries. The International segment is comprised mainly of our meat processing and distribution operations in Poland, Romania and the United Kingdom, as well as our interests in meat processing operations, mainly in Western Europe, Mexico and China. The HP segment consists of our hog production operations located in the U.S., Poland and Romania, as well as our interests in hog production operations in Mexico. The Other segment is comprised of our turkey production operations and our interest in Butterball, LLC (Butterball). The Corporate segment provides management and administrative services to support our other segments. The former Beef segment is comprised mainly of two U.S. beef processing subsidiaries, our cattle feeding operations and our interests in cattle feeding operations.

Recent Developments

Recently Added Credit Facilities

Due to the effects of cyclicality in the commodities markets, especially livestock feed costs and live hog prices, our recent cash requirements have been substantial. While we anticipate a reduction in the level of our needs as various marketplace changes occur over the next six to nine months, we have taken and are taking steps to assure ourselves that we will have needed liquidity for fiscal 2009.

In May 2008, we obtained an additional uncommitted secured credit line for $150.0 million (the May 2008 Credit Line). This facility, under which we have drawn $100.0 million, is secured by Smithfield Packing’s Tar Heel facility in Bladen County, NC. We are required to repay principal amounts under this facility on the earlier to occur of demand, termination of the agreement by either party, or November 2008. We intend to repay all outstanding amounts under the May 2008 Credit Line with a portion of the net proceeds of this offering.

In June 2008, we exercised our option to increase the amount committed under our U.S. secured revolving credit agreement (the U.S. Revolver) by $25.0 million, resulting in $1.3 billion of available borrowings under the U.S. Revolver. In connection with the increase in the amount of availability under the U.S. Revolver, we transferred a letter of credit supported by another line of credit in the amount of $25 million to the U.S. Revolver and terminated the other facility. Consequently, the net effect of these transactions was neutral with respect to our availability.

In addition, in June 2008, we entered into a $200.0 million unsecured committed credit facility (the June 2008 Credit Line), intended to help bridge our working capital needs through the time of the closing of the sale of Smithfield Beef. We have not borrowed any funds under this facility. We are required to repay amounts borrowed under this facility at the earlier to occur of (i) December 15, 2008, (ii) the time when we have net cash proceeds from a capital markets transaction, which would include this offering, or (iii) the time when we have net cash proceeds from the sale of Smithfield Beef. If the borrowings outstanding under this credit facility are less than the proceeds available under (ii) or (iii), the commitments of the lenders under the agreement will be reduced by the amount of such excess net proceeds. We anticipate that as a result of this offering all commitments under this facility will terminate.

Smithfield Beef

We expect to receive $565.0 million in cash in connection with our pending sale of Smithfield Beef. In addition, the proceeds from the sale of Smithfield Beef’s live cattle inventories, together with our 50 percent interest in Five Rivers’ cattle inventories, net of associated debt, are expected to be in excess of $200 million. Although the transactions are subject to regulatory review (and we are currently responding to a second request from the Antitrust Division of the Department of Justice) and there are other conditions to closing, barring regulatory delays, we anticipate the Smithfield Beef sale will close in the second quarter of fiscal 2009. Most of the live cattle inventories will be sold within six months after closing of the Smithfield Beef sale, with substantially all sold within 12 months after closing. We expect to use substantially all of the proceeds from these transactions to pay down debt.

Groupe Smithfield – Campofrío Alimentacíon Merger

On June 30, 2008, Groupe Smithfield Holdings, S.L. (Groupe Smithfield), a 50/50 joint venture between us, and funds controlled by Oaktree Capital Management LLC (the Oaktree Funds), and Campofrío Alimentación, S.A., a company organized and existing under the laws of Spain (Campofrío), announced that they had agreed to merge. Under the terms of the merger, Campofrío, a publicly-traded company on the Spanish Stock Exchange, will issue shares to us and the Oaktree Funds in exchange for all of the membership interests in Groupe Smithfield. We currently own approximately 24% of the outstanding shares of Campofrío and will own approximately 36% of the outstanding shares of the combined company after giving effect to the merger. After the merger, we would continue to account for our investment in Campofrío under the equity method of accounting.

Following the merger, Campofrío will have a nine member board of directors that will include two of our representatives and two representatives of the Oaktree Funds. In connection with the merger and subject to certain exceptions, we will agree that for a period of three years we will not (i) be entitled to exercise voting rights with respect to more than 30% of the outstanding shares of Campofrío, (ii) appoint more than one-half of the directors of Campofrío or (iii) acquire any additional shares of Campofrío. Following the three-year period, we will continue to be prohibited from appointing more than one-half of the directors of Campofrío or acquiring additional shares of Campofrío unless we offer to acquire all of the outstanding shares of Campofrío at a fair price determined in accordance with applicable Spanish law. We will also agree not to pursue any opportunity to acquire, finance or otherwise invest in any processed meats business within the member countries of the European Union, other than Poland and Romania, unless we have first offered such opportunity to Campofrío.

The merger is subject to the approval of the stockholders of Campofrío and to customary closing conditions and regulatory approvals, including the grant of a takeover bid exemption by the Spanish securities regulator, CNMV. We expect the merger to close in the third quarter of fiscal 2009.

Sale of Common Stock

On June 30, 2008, we entered into a purchase agreement (the Purchase Agreement) with Starbase International Limited, a company registered in the British Virgin Islands (the Purchaser) which is a subsidiary of COFCO (Hong Kong) Limited (COFCO), and COFCO, as guarantor. Pursuant to the Purchase Agreement, we will sell 7,000,000 shares (the Shares), or approximately 4.95% of our common stock (after giving effect to the issuance and sale of the Shares) to the Purchaser, under Regulation S of the Securities Act of 1933, as amended. The purchase price per Share will be $17.45, which is equal to the closing price per share of our common stock on the date of this prospectus supplement. We plan to use the proceeds to repay indebtedness and for other general corporate purposes.

The sale is conditioned upon, among other things, the closing of this offering and is expected to close with respect to approximately 3.1 million of the Shares concurrently with or shortly after this offering, with the balance of the Shares expected to settle following the completion of Hart-Scott-Rodino Act antitrust review.

In connection with the sale, we have agreed to nominate Mr. Gaoning Ning, the chairman of COFCO, for election as a director at our 2008 shareholders’ meeting. COFCO’s investment in us is passive in nature and the Purchase Agreement contains standstill provisions. The Purchase Agreement also contains restrictions on sales or other transfers of the Shares by COFCO until the first anniversary of the first closing described above.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all of the information that may be important to you. For a more complete understanding of the notes, you should read the sections of this prospectus supplement entitled “Description of the Notes” and the “Description of Convertible Note Hedge and Warrant Transactions.” For purposes of this summary, the “Description of the Notes” and the “Description of Convertible Note Hedge and Warrant Transactions” references to “the Company,” “Smithfield,” “issuer,” “we,” “our” and “us” refer only to Smithfield Foods, Inc. and not to its subsidiaries.

Issuer	Smithfield Foods, Inc., a Virginia corporation.

Notes	$350,000,000 principal amount (or up to $400,000,000 if the underwriters exercise their over-allotment option) of 4.00% Convertible Senior Notes due 2013.

Maturity	June 30, 2013, unless earlier repurchased or converted.

Interest	4.00% per year. Interest will accrue from July 8, 2008, and will be payable semi-annually in arrears on June 30 and December 30 of each year, commencing on December 30, 2008.

Ranking

The notes will be senior unsecured obligations and will rank equally in right of payment to all of our existing and future unsecured and unsubordinated indebtedness, including our existing $500.0 million aggregate principal amount of 7.750% Senior Notes due 2017 (the 2007 Senior Notes), $600.0 million aggregate principal amount of 7% Senior Notes due 2011 (the 2004 Senior Notes), $350.0 million aggregate principal amount of 7  3/4% Senior Notes due 2013 (the 2003 Senior Notes) and $300.0 million aggregate principal amount of 8% Senior Notes due 2009 (the 2001 Senior Notes) and senior to our future subordinated indebtedness. The notes will be effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness.

As of April 27, 2008, on an as adjusted basis, our aggregate principal amount of indebtedness, including capital lease obligations, was approximately $3,939.9 million, of which $1,378.3 million was secured indebtedness, consisting of $50.0 million of private placement notes, $1,199.3 million of credit facilities and $129.0 million of other subsidiary debt.

The notes will not be guaranteed by any of our subsidiaries and will be subordinated to all of the obligations and liabilities of our subsidiaries.

As of April 27, 2008, on an as adjusted basis, the aggregate principal amount of indebtedness of our subsidiaries consisted of $467.9 million of loans outstanding under our Multicurrency Revolving Facility Agreement dated August 22, 2006 (the European Revolver and, together with the U.S. Revolver, the Revolvers) and $509.4 million of other subsidiary debt, excluding guarantees of the Senior Secured Notes and amounts outstanding under the U.S. Revolver.

Conversion rights	Prior to April 1, 2013, holders may convert their notes into cash and shares of our common stock, if any, at the applicable conversion rate under the following circumstances:

•

during any fiscal quarter commencing after July 27, 2008 if the last reported sale price of our common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;

•

during the five business day period after any ten consecutive trading-day period in which the trading price per $1,000 principal amount of notes was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate; or

•	upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion Rights.”

On or after April 1, 2013, holders may convert their notes at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date, regardless of the foregoing circumstances.

The initial conversion rate for the notes is 44.0820 shares of our common stock per $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.68 per share, subject to adjustment.

Upon conversion, we will pay cash and deliver shares of our common stock, if any, based on a daily conversion value calculated on a proportionate basis for each trading day of the 40 trading-day observation period. The amount of cash payable will be equal to the lesser of the principal amount of the notes being converted and the conversion value of such notes. See “Description of the Notes—Conversion Rights—Payment upon Conversion.”

If holders elect to convert notes in connection with certain fundamental changes that occur on or prior to maturity of the notes, we will increase the conversion rate by a number of additional shares of our common stock upon conversion in certain circumstances. See “Description of the Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Fundamental Change.”

Holders will not receive any cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by the cash and our common stock, if any, delivered to holders upon conversion.

Covenants	Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture governing the notes. In addition, neither we nor any of our subsidiaries are restricted under the indenture governing the notes from incurring debt, paying dividends or issuing or repurchasing our securities.

Fundamental change	If we undergo a fundamental change (as defined under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes”), holders may require us to repurchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest up to, but excluding, the repurchase date. We will pay cash for all notes so repurchased.

Events of default	If there is an event of default under the notes, the principal amount of the notes, plus any accrued and unpaid interest, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $338.6 million, after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that such net proceeds will be approximately $387.3 million.

We intend to use approximately $45.1 million (assuming no exercise of the underwriters’ over-allotment option) of the net proceeds of this offering to pay the net cost of convertible note hedge and warrant transactions that we expect to enter into with affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or other counterparties selected by us (representing the cost to us of the convertible note hedge transactions, partially offset by the proceeds to us of the warrant transactions). We intend to use the remaining net proceeds of this offering to repay the outstanding indebtedness under our May 2008 Credit Line and to reduce amounts outstanding under the U.S. Revolver. If the underwriters exercise their over-allotment option, we will use a portion of the net proceeds from the sale of the additional notes to pay the additional cost of the upsized convertible note hedge transactions (which will be partially offset by any additional proceeds to us from the corresponding upsize of the warrant transactions), and use the remainder to repay outstanding indebtedness under the U.S Revolver. See “Description of Convertible Note Hedge and Warrant Transactions.”

Book-entry form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (DTC) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interests may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the notes	The notes are new securities, and there is currently no established market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice.

We do not intend to apply for a listing of the notes on any securities exchange. Our common stock is listed on the New York Stock Exchange under the symbol “SFD.”

U.S. federal income tax consequences	For the U.S. federal income tax consequences of the holding, disposition and conversion of the notes, and the holding and disposition of shares of our capital stock, see “Material U.S. Federal Income Tax Considerations.”

Convertible note hedge and warrant transactions	In connection with the pricing of the notes, we intend to enter into privately-negotiated convertible note hedge transactions relating to shares of our common stock initially issuable upon conversion of the notes with affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc., or other counterparties selected by us, and we refer to those affiliates or other counterparties, as the case may be, as the “option counterparties.” We also intend to enter into privately-negotiated warrant transactions relating to our common stock with the option counterparties, pursuant to which we may be obligated to issue shares of our common stock. The convertible note hedge transactions are expected to reduce the potential dilution to our common stock upon any conversion of the notes. However, the warrant transactions could separately have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the warrants.

If the underwriters exercise their over-allotment option to purchase additional notes, the notional size of the convertible note hedge transactions and warrant transactions will be automatically increased so that they also relate to a number of shares of our common stock initially issuable upon conversion of the additional notes.

In connection with establishing their initial hedge of these convertible note hedge and warrant transactions, we have been advised that the option counterparties and/or their respective affiliates expect to enter into various over-the-counter derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes and, shortly after the completion of the underwriters’ participation in the distribution of the notes, purchase our common stock or other securities of ours, including the notes, in secondary market transactions. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes.

In addition, the option counterparties and/or their respective affiliates expect to modify their hedge position following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock or other securities of ours, including the notes, in secondary market transactions (and are likely to do so during any observation period related to the conversion of the notes). These activities could have the effect of increasing, preventing a decline in or adversely impacting the value of our common stock and/or the value of the notes.

For a discussion of the potential impact of any market or other activity by the option counterparties and/or their respective affiliates in connection with the convertible note hedge and warrant transactions, see “Risk Factors—Risks Related to the Notes and Our Common Stock—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock,” “Description of the Convertible Note Hedge and Warrant Transactions” and “Underwriting.”

New York Stock Exchange symbol for our common stock	Our common stock is quoted on the New York Stock Exchange under the symbol “SFD.”

Trustee, registrar, paying agent and conversion agent	U.S. Bank National Association

Risk factors	Investment in the notes involves risk. You should carefully consider the information under the section titled “Risk Factors” and all other information included in this prospectus supplement and the documents incorporated by reference before investing in the notes.

Summary Selected Historical Consolidated Financial Information

The following table sets forth summary selected historical consolidated financial information and other data of Smithfield for the periods presented. The selected financial information as of April 30, 2006, April 29, 2007 and April 27, 2008, and for each of the three fiscal years then ended, has been derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accountants. This financial information should be read in conjunction with the respective audited and unaudited consolidated financial statements of Smithfield, including the related notes, incorporated in this prospectus supplement by reference.

	Fiscal Year Ended
(in millions, except per share information)	April 30, 2006 (1)(2)	April 29, 2007 (1)(3)	April 27, 2008 (4)
Statement of Income Data:
Sales	$8,828.1	$9,359.3	$11,351.2
Cost of sales	7,783.9	8,292.8	10,196.6

Gross profit	1,044.2	1,066.5	1,154.6
Selling, general and administrative expenses	620.9	686.0	813.6
Interest expense	117.6	133.6	184.8
Equity in (income) of affiliates	(11.5)	(48.2)	(62.0)
Minority interests	4.1	6.0	6.2

Income from continuing operations before income taxes	313.1	289.1	212.0
Income taxes	106.9	77.2	72.8

Income from continuing operations	206.2	211.9	139.2

Loss from discontinued operations, net	(33.5)	(45.1)	(10.3)

Net income	$172.7	$166.8	$128.9

Income per common share:
Basic—
Continuing operations	$1.85	$1.90	$1.04
Discontinued operations	(.30)	(.41)	(.08)

Net income per basic common share	$1.55	$1.49	$.96

Diluted—
Continuing operations	$1.84	$1.89	$1.04
Discontinued operations	(.30)	(.40)	(.08)

Net income per diluted common share	$1.54	$1.49	$.96

Statement of Cash Flows Data:
Net cash flows from operating activities	$398.7	$187.0	$9.6
Net cash flows from investing activities	(667.5)	(735.7)	(483.9)
Net cash flows from financing activities	297.6	513.8	477.3
Net cash flows from discontinued operations	(23.5)	2.1	(3.8)

Balance Sheet Data (end of period):
Cash and cash equivalents	$89.4	$57.8	$57.3
Working capital	1,597.2	1,795.3	2,174.0
Total assets	6,177.3	6,968.6	8,867.9
Total debt (including capital lease obligations)	2,558.3	3,092.9	3,883.4
Shareholders’ equity	2,028.2	2,240.8	3,048.2

(1) Certain prior year amounts have changed as a result of including our beef operations in discontinued operations. See “Summary—Smithfield Beef.”

(2) The financial information included in this column includes the results of Cook’s Hams, Inc. (Cook’s) for four weeks and does not include the Groupe Smithfield, ConAgra Foods, Inc. (Armour-Eckrich), Butterball or Premium Standard Farms, Inc. (PSF) transactions.

(3) The financial information included in this column includes the results of Armour-Eckrich for 31 weeks and the benefit of our investments in Groupe Smithfield for 38 weeks and Butterball for 31 weeks, but does not include the PSF transaction.

(4) The financial information included in this column includes the results of PSF for 51 weeks.

RISK FACTORS

In evaluating an investment in the notes, prospective investors should carefully consider the following risk factors, as well as the other information set forth in, or incorporated by reference into, this prospectus:

Risks Related to the Notes and Our Common Stock

Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.

As of April 27, 2008, on an as adjusted basis, we had:

•	approximately $3,939.9 million of indebtedness,

•	guarantees of up to $95.5 million for the financial obligations of certain unconsolidated joint ventures and hog farmers, and

•

aggregate unused capacity totaled $507.4 million, taking into account outstanding borrowings under our Revolvers and $141.8 million of outstanding letters of credit as well as $105.7 million of our $250.0 million of uncommitted lines of credit and facility commitments that have not been drawn.

We expect our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures. In addition, due to the volatile nature of the commodities markets, we may have to borrow significant amounts to cover any margin calls under our risk management and hedging programs. Our consolidated indebtedness level could significantly affect our business because:

•	it may significantly limit or impair our ability to obtain financing in the future,

•	a downgrade in our credit rating could restrict or impede our ability to access capital markets at attractive rates and increase our borrowing costs,

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise, and

•

a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise.

In addition, our Revolvers and senior secured note agreements contain financial covenants tied to leverage, interest coverage and working capital. Our debt agreements also restrict the payment of dividends to shareholders and under certain circumstances may limit additional borrowings, investments, the acquisition or disposition of assets, mergers and transactions with affiliates.

As currently structured, a breach of a covenant or restriction in any of these agreements could result in a default that would in turn cause a default under other agreements, allowing the affected lenders to accelerate the repayment of principal and accrued interest on their outstanding debt, if they choose, and, in the case of the revolving credit agreements, terminate their commitments to lend additional funds. The future ability of us and our operating subsidiaries to comply with financial covenants, make scheduled payments of principal and interest, or refinance existing borrowings depends on future business performance that is subject to economic, financial, competitive and other factors, including the other risks described in this prospectus supplement.

Further, we expect that the net proceeds from the sale of Smithfield Beef, our beef processing and cattle feeding operation, as well as the sale of Smithfield Beef’s live cattle inventories and our interest in Five Rivers’ cattle inventory, net of associated debt, will be used for debt reduction. However, we are currently responding to a second request from the Antitrust Division of the Department of Justice relating to these transactions, and we cannot be assured that these transactions will obtain regulatory clearance or that all the other conditions to closing will be satisfied. Although we currently expect the transactions to close in the second quarter of fiscal 2009, if they do not, or the sales are delayed, our short and long-term liquidity positions will be negatively impacted and we may need to seek additional sources of liquidity. We cannot assure you that such additional sources of liquidity will be available to us on terms we believe are acceptable.

Because we are a holding company, the notes will be effectively subordinated to the obligations of our subsidiaries.

Because we are a holding company that conducts our operations through our subsidiaries, our ability to meet our obligations under our indebtedness, including payment of principal and interest on the notes, depends on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or advance or repay funds to us. In addition, any of our rights (including the rights of the holders of the notes) to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary’s creditors (except to the extent we may ourselves be a creditor of that subsidiary), including that subsidiary’s trade creditors and our creditors who have obtained guarantees from the subsidiaries. As a result, the notes will be structurally subordinated to the obligations and liabilities, which include borrowings under the European Revolver, other international notes and credit facilities, capital leases, guarantees in respect of the U.S. Revolver and the Senior Secured Notes, of all of our subsidiaries. Excluding those capital leases and guarantees in respect of the U.S. Revolver and the Senior Secured Notes, as of April 27, 2008, on an as adjusted basis, the principal amount of the aggregate accrued liabilities and obligations of our consolidated subsidiaries would have been $2,162.5 million.

In addition, the indenture governing the notes will, subject to some limitations, permit our subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by our subsidiaries.

Covenants in our various debt agreements restrict our business in many ways and failure to comply with them may result in adverse action by our lenders.

Our various debt agreements, including the Revolvers, the Senior Secured Notes, the 2007 Senior Notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, contain certain covenants (including financial covenants in the case of the Revolvers and the Senior Secured Notes) that require the maintenance of certain levels and ratios for working capital, net worth, current ratio, fixed charges, capital expenditures and, among other restrictions, limit additional borrowings, the acquisition, disposition and leasing of assets and payment of dividends to shareholders.

Should market conditions or our operating results become depressed in the future, we may have to request amendments to our covenants and restrictions. For example, in June 2008, we obtained amendments to our Revolvers reducing the interest coverage ratios in those agreements until the end of fiscal 2009. There can be no assurance that we will be able to obtain such relief should it be needed in the future. The breach of any of these covenants or restrictions could result in a default that would permit our senior lenders, including lenders under the Revolvers, or the holders of the notes, the 2007 Senior Notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes, or the Senior Secured Notes, as the case may be, to declare all amounts borrowed under the Revolvers, the notes, the 2007 Senior Notes, the 2004 Senior Notes, the 2003 Senior Notes, the 2001 Senior Notes or the Senior Secured Notes to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant senior lenders to make further extensions of credit under the Revolvers could be terminated. If there is an acceleration of our senior debt obligations, then the holders of our Senior Subordinated Notes may also declare those debt obligations to be due and payable. If we were unable to repay our indebtedness to our senior secured lenders, these lenders could proceed against the collateral securing that indebtedness.

In addition to our current indebtedness, we may be able to incur more debt, which could further increase the risks described above.

We may be able to incur additional indebtedness in the future. The terms of the indenture do not fully prohibit us from doing so. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. As of April 27, 2008, on an as adjusted basis, we would have been permitted to borrow up to an additional $507.4 million of additional borrowings, consisting of $401.7 million under the U.S. Revolver and $105.7 million of other facilities, after giving effect to $141.8 million of outstanding letters of credit and subject to compliance with the covenants and conditions to borrowing under those agreements. We had no additional availability under the European Revolver.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and there can be no assurances that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. On June 27, 2008, Standard & Poor’s lowered our corporate debt rating to ‘BB-’ from ‘BB+’ and lowered our senior unsecured note ratings to ‘BB-’ from ‘BB’ based on their expectation that the operating environment for our hog production segment will remain challenging through much of fiscal 2009 due to higher feed costs and soft hog prices. Moody’s has our ‘Ba2’ credit rating on negative watch. If our ratings are lowered or withdrawn, that may result in higher borrowing costs.

The notes will be effectively subordinated to our secured debt.

Because the notes will be unsecured, they will effectively be subordinated to our secured debt to the extent of the value of the assets securing our secured debt. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the notes. As of April 27, 2008, on an as adjusted basis, our aggregate principal amount of indebtedness, including capital lease obligations, was approximately $3,939.9 million, of which $1,378.3 million was secured indebtedness, consisting of $50.0 million of private placement notes, $1,199.3 million of indebtedness under credit facilities and $129.0 million of other subsidiary debt.

The convertible note hedge and warrant transactions may affect the value of the notes and our common stock.

In connection with the pricing of the notes, we intend to enter into privately-negotiated convertible note hedge transactions relating to shares of our common stock initially issuable upon conversion of the notes with affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or other counterparties selected by us, and we refer to those affiliates or other counterparties, as the case may be, as the “option counterparties.” We also intend to enter into privately negotiated warrant transactions relating to our common stock with the option counterparties, pursuant to which we may be obligated to issue shares of our common stock. If the underwriters exercise their over-allotment option to purchase additional notes, the notional size of the convertible note hedge transactions and warrant transactions will be automatically increased so that they also relate to a number of shares of our common stock initially issuable upon conversion of the additional notes.

In connection with establishing their initial hedge of these convertible note hedge and warrant transactions, we have been advised that the option counterparties and/or their respective affiliates expect to enter into various over-the-counter derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes and, shortly after the completion of the underwriters’ participation in the distribution of the notes, purchase our common stock or other securities of ours, including the notes, in secondary market transactions. These transactions could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes.

In addition, the option counterparties and/or their respective affiliates expect to modify their hedge position following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling shares of our common stock or other securities of ours, including the notes, in secondary market transactions (and are likely to do so during any observation period related to the conversion of the notes). We intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge positions with respect to those exercised options, the option counterparties and/or their respective affiliates may sell shares of our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during the observation period for the converted notes. In addition, if the convertible note hedge and warrant transactions fail to become effective when this offering of notes is completed, or if the offering is not completed, the option counterparties may unwind their hedge positions with respect to our common stock, which could adversely affect the value of our common stock and, as a result, the value of the notes. The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement. Any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares of our common stock, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

The convertible note hedge transactions are expected to reduce the potential dilution to our common stock upon any conversion of the notes in the event that the market value per share of our common stock, as measured under the terms of the convertible note hedge transactions, at the time of exercise is greater than the applicable strike price of the convertible note hedge transactions, which corresponds to the initial conversion price of the notes and is subject to certain adjustments substantially similar to those contained in the notes. If, however, the market value per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrant transactions, there would be additional dilution under the terms of the warrant transactions to the extent that the then market value per share of our common stock exceeds the applicable strike price.

The notes do not contain restrictive covenants, and we may incur more debt or take other actions which may affect our ability to satisfy our obligations under the notes.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the incurrence of indebtedness (including secured debt), the payments of dividends or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of cash flow to fund our operations, working capital and capital expenditures.

An active trading market for the notes may not develop.

The notes are a new issue of securities for which there is currently no public market. Any trading of the notes may be at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our shares of common stock, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes at any time, for any reason or for no reason, without notice. If the underwriters cease to act as market makers for the notes, we cannot assure you another firm or person will make a market in the notes.

The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

The notes may not be rated or may receive a lower rating than anticipated.

We do not intend to seek a rating on the notes. If one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

Fluctuations in the price of our common stock may prevent you from being able to convert the notes and may impact the price of the notes and make them more difficult to resell.

The ability of holders of the notes to convert the notes is conditioned on the closing price of our common stock reaching a specified threshold, the trading price of the notes falling below a specified percentage of the product of the closing price of the common stock and the applicable conversion rate or the occurrence of specified corporate transactions. If the closing price threshold for conversion of the notes is satisfied during a calendar quarter, holders may convert the notes only during the subsequent calendar quarter. If such closing price threshold is not satisfied, the trading price of the notes does not fall below the specified percentage and the other specified corporate transactions that would permit a holder to convert notes do not occur, holders would not be able to convert notes except during the period beginning April 1, 2013 until the third business day prior to the maturity date.

Because the notes are convertible into cash and shares of our common stock, if any, based upon the volume-weighted average prices for our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes and could limit the amount of cash payable upon conversion of the notes. Holders who receive common stock upon conversion of the notes will also be subject to the risk of volatility and depressed prices of our common stock.

Future sales of our common stock in the public market or the issuance of other equity may adversely affect the market price of our common stock and the value of the notes.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of the notes, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the notes. The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the market price of the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to repurchase the notes.

Upon the occurrence of a fundamental change, you will have the right to require us to repurchase the notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, any leveraged recapitalization, refinancing, restructuring, or acquisition of another person by us will generally not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, holders of the notes will not have the right to require us to repurchase the notes, even though any of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

We may not have the ability to repurchase the notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of notes, as required by the indenture governing the notes.

Holders of the notes have the right to require us to repurchase the notes upon the occurrence of a fundamental change as described under “Description of the Notes—Fundamental Change Permits Holders to Require Us to Purchase Notes.” We may not have sufficient funds to repurchase the notes in cash or to make the required repayment at such time or have the ability to arrange necessary financing on acceptable terms. In addition, upon conversion of the notes, we will be required to make cash payments to the holders of the notes equal to the lesser of the principal amount of the notes being converted and the conversion value of those notes as described under “Description of the Notes—Conversion Rights—Payment upon Conversion.” Such payments could be significant, and we may not have sufficient funds to make them at such time.

A fundamental change may also constitute an event of default or require a prepayment under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the notes in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the notes or pay cash in respect of conversions when required would result in an event of default with respect to the notes.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of the Notes—Conversion Rights—Payment upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the consideration due upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

We will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion on the third business day immediately following the last day of the observation period, which will (other than in the specified period immediately prior to maturity of the notes) generally be at least 45 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the observation period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

Upon conversion of the notes, we will pay a settlement amount consisting of cash and shares of our common stock, if any, based upon a specified observation period, and you may receive less proceeds than expected.

Generally, we will satisfy our conversion obligation to holders by paying a settlement amount in cash and shares of our common stock, if any, based upon a 40 trading-day observation period. Accordingly, upon conversion of a note, holders might not receive any shares of our common stock, or they might receive fewer shares of common stock than would be implied by the conversion value of the note as of the conversion date (as defined under “Description of the Notes— Conversion Rights—Conversion Procedures”). In addition, because of the 40 trading-day observation period, settlement generally will be delayed until at the least the 45th trading day following the related conversion date. See “Description of the Notes—Conversion Rights—Conversion Procedures.” Upon conversion of the notes, you may receive consideration worth less than the conversion value of the note as of the conversion date because the value of our common stock may decline (or not appreciate as much as you may expect) between the conversion date and the end of the observation period.

Our failure to convert the notes into cash and shares of our common stock, if any, upon exercise of a holder’s conversion right in accordance with the provisions of the indenture would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

In addition, we intend to exercise options we hold under the convertible note hedge transactions whenever notes are converted. In order to unwind their hedge positions with respect to those exercised options, the option counterparties and/or their respective affiliates expect to sell shares of our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during the observation period for the converted notes. The effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement. Any of these activities could adversely affect the value of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares of our common stock, if any, that you would receive upon the conversion of the notes and, under certain circumstances, your ability to convert the notes.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes will be subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of common stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as a third-party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. An event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the conversion rate.

The adjustment to the conversion rate for notes converted in connection with certain fundamental changes may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a fundamental change occurs, under certain circumstances we will increase the conversion rate by a number of additional shares of our common stock for notes converted in connection with such fundamental change. The increase in the conversion rate will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our common stock in such transaction, as described below under “Description of the Notes—Conversion Rights—Adjustments to Shares Delivered upon Conversion upon a Fundamental Change.” The adjustment to the conversion rate for notes converted in connection with a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price of our common stock in the transaction is greater than $70.00 per share or less than $17.45 per share (in each case, subject to adjustment), no adjustment will be made to the conversion rate. Moreover, in no event will the total number of shares of common stock issuable upon conversion as a result of this adjustment exceed 57.3065 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate in connection with any such fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The accounting method for convertible debt securities with net share settlement, such as the notes, is the subject of recent changes that could have a material effect on our reported financial results.

In May 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).” Under the prior accounting rules, a convertible debt security with net share settlement would have been accounted for in a manner similar to nonconvertible debt, with the stated coupon constituting interest expense.

Under this new staff position for convertible debt securities with net share settlement, such as the notes, an entity must separately account for the liability and equity components of the instrument in a manner that reflects the entity’s economic interest cost. The effect of the staff position on the accounting for the notes is that the value assigned to the debt component would be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the value of the equity component would be included in the paid-in-capital section of shareholders’ equity on our consolidated balance sheet. The value of the equity component would be treated as original issue discount for purposes of accounting for the debt component of the notes, reflecting its below market coupon interest rate. The debt would subsequently be accreted to its par value over its expected life. The staff position is effective for fiscal years beginning after December 15, 2008, and for interim periods within those fiscal years, with retrospective application required. Early adoption is not permitted. As a result, we will be required to record a greater amount of non-cash interest expense in current and future periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We may report lower net income in our financial results because the staff position will require interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest. We are currently evaluating the staff position, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the notes.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our articles of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The U.S. federal income tax treatment of the conversion of the notes is uncertain.

The U.S. federal income tax treatment of the conversion of the notes into a combination of cash and common stock is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A summary of certain material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes, and the shares of common stock into which the notes may be converted, is contained in this prospectus supplement under the heading “Material U.S. Federal Income Tax Considerations.”

You may be deemed to receive a taxable distribution without the receipt of any cash or property.

The conversion rate of the notes will be adjusted in certain circumstances. See the discussion under the heading “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.” Adjustments to the conversion rate of the notes (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you for U.S. federal income tax purposes, notwithstanding the fact that you do not receive an actual distribution of cash or property. In addition, you may be subject to U.S. federal withholding taxes in connection with such a deemed distribution. You are urged to consult with your tax advisors with respect to the U.S. federal income tax consequences resulting from an adjustment to (or failure to adjust) the conversion rate of the notes. See the discussions under the headings “Material U.S. Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Distributions” and “Material U.S. Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Dividends on the Common Stock and Constructive Distributions.”

Certain provisions of our articles of incorporation and by-laws and Virginia law and our shareholder rights plan may enable our management to resist an unwelcome takeover attempt by a third party.

Our organizational documents and Virginia law contain provisions that might discourage, delay or prevent a change in the control of our company or a change in our management. Our board of directors may also choose to adopt further anti-takeover measures without stockholder approval. In addition, our shareholder rights plan may deter a potential hostile acquisition or tender offer. See “Description of Capital Stock—Anti-takeover Effects” in the accompanying prospectus. The existence and adoption of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

Risk Factors Relating to Our Business

Our results of operations are cyclical and could be adversely affected by fluctuations in the commodity prices for livestock and grains.

We are largely dependent on the cost and supply of livestock and feed ingredients and the selling price of our products and competing protein products, all of which are determined by constantly changing and volatile market forces of supply and demand as well as other factors over which we have little or no control. These other factors include:

•	competing demand for corn for use in the manufacture of alternative fuels,

•	environmental and conservation regulations,

•	import and export restrictions,

•	economic conditions,

•	weather, including weather impacts on our water supply and the impact on the availability and pricing of grains,

•	energy prices, including the effect of changes in energy prices on our transportation costs and the cost of feed, and

•	crop and livestock diseases.

We cannot assure you that all or part of any increased costs experienced by us from time to time can be passed along to consumers of our products directly, in a timely manner or at all.

Livestock prices demonstrate a cyclical nature over periods of years, reflecting the supply of livestock on the market. Further, the raising costs of livestock are largely dependent on the fluctuations of commodity prices for corn and other feed ingredients. For example, our fiscal 2008 results of operations were negatively impacted by higher feed and feed ingredient costs which increased cash-basis hog raising costs by 18% versus the prior year period, a decrease in domestic live hog market prices from $48 per hundredweight in fiscal 2007 to $44 per hundredweight in fiscal 2008 due to the increased level of supply in the market and increased transportation and energy costs due in part to rising fuel prices. Higher feed costs and soft hog prices are continuing to adversely affect our results in fiscal 2009.

Additionally, commodity pork prices demonstrate a cyclical nature over periods of years, reflecting changes in the supply of fresh pork and competing proteins on the market, especially beef and chicken. For example, our fiscal 2006 fourth quarter and fiscal 2007 first half financial results were impacted negatively by an over-supply of protein that decreased selling prices of our fresh and packaged meats.

We attempt to manage certain of these risks through the use of our risk management and hedging programs. However, these programs may also limit our ability to participate in gains from favorable commodity fluctuations. Additionally, a portion of our commodity derivative contracts are marked-to-market such that the related unrealized gains and losses are reported in earnings on a quarterly basis. Therefore, losses on those contracts would adversely affect our earnings. This accounting treatment may cause significant volatility in our quarterly earnings.

Any perceived or real health risks related to the food industry or increased regulation could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by the following:

•	food spoilage or food contamination,

•	evolving consumer preferences and nutritional and health-related concerns,

•	consumer product liability claims,

•	product tampering,

•	the possible unavailability and expense of product liability insurance, and

•	the potential cost and disruption of a product recall.

Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products, particularly as we expand our branded products business. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally.

Our products are susceptible to contamination by disease producing organisms, or pathogens, such as Listeria monocytogenes, Salmonella, Campylobacter and generic E. coli. Because these pathogens are generally found in the environment, there is a risk that they, as a result of food processing, could be present in our products. These pathogens can also be introduced to our products as a result of improper handling at the further processing, foodservice or consumer level. Our manufacturing facilities and products are subject to extensive laws and regulations in the food safety area, including constant government inspections and governmental food processing controls. We also have systems in place designed to monitor food safety risks throughout all stages of our vertically integrated process. However, we cannot assure you that such systems, even when working effectively, or compliance with governmental regulations will eliminate the risks related to food safety. Any product contamination could have a material adverse impact on our financial statements. In addition, future material changes in food safety regulations could result in increased operating costs or could be required to be implemented on schedules that cannot be met without interruptions in our operations.

Environmental regulation and related litigation and commitments could have a material adverse effect on us.

Our past and present business operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to protection of the environment, including among others:

•	the discharge of materials into the environment,

•	the handling and disposition of wastes (including solid and hazardous wastes), and

•	the emission of greenhouse gases.

Failure to comply with these laws and regulations or any future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages and negative publicity. Some requirements applicable to us may also be enforced by citizen groups. We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations.

In addition, pursuant to a voluntary agreement with the State of North Carolina, we committed to implement environmentally superior and economically feasible technologies for the management of swine waste at our farms in North Carolina provided a determination is made by an expert from North Carolina State University that such technologies are both environmentally superior and economically feasible to construct and operate at such farms. We also acquired PSF in fiscal 2008, which entered into environmental consent decrees in the State of Missouri requiring PSF to research, develop and implement new technologies to control wastewater, air and odor emissions from its Missouri farms. We cannot assure you that the costs of carrying out these obligations will not exceed previous estimates or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs. In addition, new environmental issues could arise that would cause currently unanticipated investigations, assessments or expenditures.

Health risk to livestock could adversely affect production, the supply of raw materials and our business.

We take precautions to ensure that our livestock is healthy and that our processing plants and other facilities operate in a sanitary manner. Nevertheless, we are subject to risks relating to our ability to maintain animal health and control diseases. Livestock health problems could adversely impact production, the supply of raw material and consumer confidence in all of our operating segments. From time to time, we have experienced outbreaks of certain livestock diseases, such as the outbreaks of classical swine fever at three of our hog farms in Romania in August 2007 and the outbreak of circovirus at our U.S. facilities that began in late fiscal 2006. We may experience additional occurrences of disease in the future. Disease can reduce the number of offspring produced, hamper the growth of livestock to finished size and require in some cases the destruction of infected livestock, all of which could adversely affect our production or ability to sell or export our products. Adverse publicity concerning any disease or health concern could also cause customers to lose confidence in the safety and quality of our food products, particularly as we expand our branded pork products.

In addition to risks associated with maintaining the health of our livestock, any outbreak of disease elsewhere in the U.S. or even in other countries could reduce consumer confidence in the meat products affected by the particular disease, generate adverse publicity and result in the imposition of import or export restrictions. For example, the discovery of isolated cases of Bovine Spongiform Encephalopathy in the U.S. beginning in December 2003 led to bans imposed by key Asian markets on beef imports from the U.S. Restrictions imposed by these markets are gradually lifting but continue to limit the amount of beef products that can be exported to them from the U.S. Similarly, the presence of classical swine fever in Romania has resulted in a ban of indefinite duration on sales of Romanian pork to other EU member states.

In the past, outbreaks of avian influenza in various parts of the world have reduced the global demand for poultry and thus created a surplus of poultry both domestically and internationally. This poultry surplus placed downward pressure on poultry prices which in turn reduced pork and beef prices both in the U.S. and internationally.

Governmental authorities may take further action restricting our ability to own livestock or to engage in farming or restricting such operations generally, which could adversely affect our business.

A number of states, including Iowa and Missouri, have adopted legislation that prohibits or restricts the ability of meat packers, or in some cases corporations generally, from owning livestock or engaging in farming. In the second quarter of fiscal 2006, we entered into a settlement agreement with the State of Iowa whereby the state agreed not to enforce its restrictive legislation on us for a period of ten years. As a part of our settlement, we committed to pay $200,000 per year for 10 years to support various programs benefiting the swine industry in Iowa. We also agreed to purchase a specified minimum number of hogs to be processed by us in Iowa and South Dakota on the open market for two years. In connection with our acquisition of PSF in fiscal 2008, we acquired six farms in Missouri outside of the counties exempted from Missouri’s anti-corporate farming law. Under an agreement we reached with the Attorney General of the State of Missouri, we have promised to divest these farms within 24 months of the PSF acquisition. We cannot assure you that we will be able to divest these farms on terms that are fair to us.

Other states have similar legislation restricting the ability of corporations or others from owning livestock farms or engaging in farming. In addition, Congress has recently considered federal legislation that would ban meat packers from owning livestock. We cannot assure you that such or similar legislation affecting our operations will not be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations and not successfully challenged or settled, could have a material adverse impact on our operations and our financial statements.

In fiscal 2008, the State of North Carolina enacted a permanent moratorium on the construction of new hog farms using the lagoon and sprayfield system. The moratorium limits us from expanding our North Carolina production operations. This permanent moratorium replaced a 10-year moratorium on the construction of hog farms with more than 250 hogs or the expansion of existing large farms.

Our acquisition strategy may prove to be disruptive and divert management resources and may result in financial or other setbacks.

We have made numerous acquisitions in recent years and regularly review opportunities for strategic growth through acquisitions. We have also pursued strategic growth through investment in joint ventures. These acquisitions and investments may involve large transactions or realignment of existing investments such as when we contributed our French operations into Groupe Smithfield and the proposed merger between Groupe Smithfield and Campofrío. These transactions present financial, managerial and operational challenges, including:

•	diversion of management attention from other business concerns,

•	difficulty with integrating personnel and financial and other systems,

•	lack of experience in operating in the geographical market of the acquired business,

•	increased levels of debt and associated reduction in ratings of our debt securities,

•	potential loss of key employees and customers of the acquired business,

•	assumption of unknown or contingent liabilities,

•	potential disputes with the sellers, and

•	for our investments, potential lack of common business goals and strategies with, and cooperation of, our joint venture partners.

In addition, acquisitions outside the U.S. may present unique difficulties and increase our exposure to those risks associated with international operations.

We could experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems of which we are not aware or liabilities that exceed expectations. Although we are continuing PSF’s vigorous defense of these claims, we cannot assure you that we will be successful, that additional nuisance claims will not arise in the future or that the reserves for this litigation will not have to be substantially increased. For example, we and certain of our contract growers are defendants in a lawsuit filed in Missouri in fiscal 2008 based on the laws of nuisance and involving 13 plaintiffs.

We are subject to risks associated with our international sales and operations.

Sales to international customers accounted for approximately 19% percent of our net sales in fiscal 2008. We conduct foreign operations in Poland, Romania and the United Kingdom. In addition, we are engaged in joint ventures mainly in Western Europe and Mexico and have significant investments in Spain. As of April 27, 2008, approximately 32% of our long-lived assets were associated with our foreign operations.

As a result, our international sales, operations and investments are subject to various risks related to economic or political uncertainties including among others:

•	general economic conditions,

•	imposition of tariffs, quotas, trade barriers and other trade protection measures imposed by foreign countries,

•	the closing of borders by foreign countries to the import of our products due to animal disease or other perceived health safety issues, and

•	enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws.

Furthermore, our foreign operations are subject to the risks described above as well as additional risks and uncertainties including among others:

•	fluctuations in currency values, which have affected, among other things, the costs of our investments in foreign operations,

•	translation of foreign currencies into U.S. dollars, and

•	foreign currency exchange controls.

Occurrence of any of these events in the markets where we operate or in other markets we are developing could jeopardize or limit our ability to transact business in those markets and could adversely affect our operating results.

Our operations are subject to the general risks of litigation.

We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. Moreover, the process of litigating cases, even if we are successful, may be costly, and may approximate the cost of damages sought. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could have a material adverse impact on our financial statements.

We depend on availability of, and satisfactory relations with, our employees.

As of April 27, 2008, we had approximately 58,100 employees, 28,800 of which are covered by collective bargaining agreements. Our operations depend on the availability, retention and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. Further, employee shortages can and do occur, particularly in rural areas where some of our operations are located. Labor relations issues arise from time to time, including issues in connection with union efforts to represent employees at our plants. The United Food and Commercial Workers Union (UFCW) has engaged in a campaign to represent employees at our Tar Heel,

North Carolina plant, where we have experienced work stoppages, walkouts and attempts to organize boycotts. We and one of our subsidiaries filed a civil action in fiscal 2008 against the UFCW and several affiliates, alleging violations of the federal RICO Act and other state laws. In our complaint, we allege that the UFCW and its co-defendants conspired to engage in a public smear campaign in order to extort our recognition of the UFCW as the exclusive collective bargaining representative of hourly employees at our Tar Heel, North Carolina plant. If we fail to maintain satisfactory relations with our employees or with the unions, we may experience labor strikes or other consequences similar or in addition to the type of activities discussed above. In addition, the discovery by us or governmental authorities of undocumented workers, as has occurred in the past, could result in our having to attempt to replace those workers, which could be disruptive to our operations or may be difficult to do.

Immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could make it more difficult or costly for us to hire U.S. citizens and/or legal immigrant workers. In such case, we may incur additional costs to run our business or may have to change the way we conduct our operations. Also, despite our past and continuing efforts to hire only U.S. citizens and/or persons legally authorized to work in the U.S., increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business.

We cannot assure you that these activities or consequences will not have a material impact in the future.

We have significant credit exposure to certain customers.

Our ten largest customers represented approximately 29% of net sales for fiscal year 2008. We do not have long-term sales agreements (other than to certain third-party hog customers) or other contractual assurances as to future sales to these major customers. In addition, continued consolidation within the retail industry, including among supermarkets, warehouse clubs and food distributors, has resulted in an increasingly concentrated retail base. To the extent these trends continue to occur, our net sales and profitability may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments in our relationship with, one or more customers.

An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and net worth.

Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates. There are inherent uncertainties related to these factors and to management’s judgment in applying these factors to the assessment of goodwill recoverability. Goodwill reviews are prepared using estimates of the fair value of reporting units based on market multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) or on the estimated present value of future discounted cash flows. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business and market capitalization declines. These types of events and the resulting analyses could result in non-cash goodwill impairment charges in the future. Impairment charges could substantially affect our reported earnings in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. As of April 27, 2008, we had $864.6 million of goodwill, which represented approximately 9.8% of total assets.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $338.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that such net proceeds will be approximately $387.3 million.

We intend to use approximately $45.1 million of the net proceeds of this offering to pay the net cost of convertible note hedge and warrant transactions that we expect to enter into with affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or other counterparties selected by us (representing the cost to us of the convertible note hedge transactions, partially offset by the proceeds to us of the warrant transactions). We intend to use approximately $100.0 million of the remaining net proceeds from this offering to repay outstanding indebtedness under our May 2008 Credit Line. The remaining net proceeds will be applied to reduce amounts outstanding under our U.S. Revolver.

In the future, we expect to use availability under the U.S. Revolver and other facilities, together with internal funds, for capital expenditures and general corporate purposes, including expansion of our processed meats business and strategic acquisitions. If the underwriters exercise their over-allotment option, we will use a portion of the net proceeds from the sale of the additional notes to pay the additional cost of the upsized convertible note hedge transactions (which will be partially offset by any additional proceeds to us from the corresponding upsize of the warrant transactions), and use the remainder to repay outstanding indebtedness under the U.S. Revolver. See “Description of Convertible Note Hedge and Warrant Transactions.”

The May 2008 Credit Line was a short-term borrowing used to pay down our U.S. Revolver, which is used for working capital purposes. In addition, we used borrowings under the U.S. Revolver to repay our 7 5/8% Senior Subordinated Notes in the amount of $181.2 million that came due in February 2008.

We are required to repay principal amounts under the May 2008 Credit Line on the earlier to occur of demand, termination of the agreement by either party, or November 2008. At June 26, 2008, this credit line bore interest at 6.57%. Amounts repaid under the May 2008 Credit Line may not be reborrowed.

Our U.S. Revolver matures on August 19, 2010, and, at June 26, 2008, the U.S. Revolver bore interest at 3.06%. The repayment of amounts under the U.S. Revolver will not reduce the lenders’ commitments under it.

Also, as a result of this offering, all commitments under our June 2008 Credit Line will be terminated.

Affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities Inc. and certain other underwriters are lenders under these facilities. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is also administrative agent under the U.S. Revolver. See “Underwriting.”

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “SFD.” The following table sets forth the high and low sale prices, as reported on the New York Stock Exchange. As of June 11, 2008, there were 134,398,175 shares of our common stock outstanding.

Fiscal Year	High	Low
2007
First Quarter	$29.63	$25.90
Second Quarter	30.51	25.67
Third Quarter	27.26	24.40
Fourth Quarter	31.50	25.27
2008
First Quarter	35.79	29.87
Second Quarter	35.13	27.85
Third Quarter	30.75	23.75
Fourth Quarter	29.56	24.34
2009
First Quarter (through July 1, 2008)	32.18	16.85

Stockholders

On July 1, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $17.45. As of May 30, 2008, there were approximately 1,095 holders of record of our common stock.

Dividend Policy

We have never paid a cash dividend on our common stock and have no current plan to pay cash dividends. In addition, the terms of certain of our debt agreements prohibit the payment of any cash dividends on our common stock. We would only pay cash dividends from assets legally available for that purpose, and payment of cash dividends would depend on our financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors then deemed relevant by the board of directors.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years.

Fiscal year ended
April 27, 2008	April 29, 2007	April 30, 2006	May 1, 2005	May 2, 2004
2.0x	2.9x	3.3x	4.6x	2.4x

For the purposes of computing the ratios of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of income from continuing operations before taxes and fixed charges (excluding capitalized interest). Prior year amounts have been changed as a result of including our beef operations in discontinued operations. See “Summary—The Company.” Fixed charges represent interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense (estimated to be one-third).

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of April 27, 2008:

•	on a historical basis; and

•

as adjusted to give effect to our May 2008 Credit Line borrowing and the application of those funds to reduce amounts outstanding under our U.S. Revolver, this offering of the notes, the application of the net proceeds of this offering and the convertible note hedge and warrant transactions.

This table should be read along with, and is qualified in its entirety by, the section captioned “Use of Proceeds” our audited consolidated financial statements and related notes in our annual report on Form 10-K for the fiscal year ended April 27, 2008 and the section of our annual report titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of April 27, 2008 (1)
(in millions)	Actual	As Adjusted
Cash and cash equivalents	$57.3	$57.3

U.S. Revolver (2)	925.0	731.5
European Revolver (3)	467.9	467.9
International Facilities	123.5	123.5
Notes payable	169.3	169.3
Long-term debt and capital lease obligations:
Senior Secured Notes	50.0	50.0
Other subsidiary debt obligations	385.9	385.9
Offered notes	—	350.0
7.75% Senior Notes due 2017	500.0	500.0
7% Senior Notes due 2011 (4)	605.8	605.8
7 3/4% Senior Notes due 2013	350.0	350.0
8% Senior Notes due 2009 (5)	300.7	300.7
Capital lease obligations	5.3	5.3
May 2008 Credit Line	—	(100.0)

Total debt (including capital lease obligations)	3,883.4	3,939.9
Less current portion of long-term debt, notes payable and capital lease obligations	(409.0)	(409.0)

Total long-term debt (including capital lease obligations)	3,474.4	3,530.9
Total shareholders’ equity	3,048.2	3,048.2

Total capitalization	6,522.6	6,579.1

(1)	In May 2008, we entered into May 2008 Credit Line for $150.0 million, under which we have drawn $100.0 million. We used this borrowing to reduce outstanding borrowings under the U.S. Revolver. We intend to repay the $100.0 million amount under the May 2008 Credit Line with a portion of the net proceeds of this offering.

In June 2008, we entered into the June 2008 Credit Line. As of the date of this prospectus supplement, we have not borrowed any funds under this facility. We anticipate that as a result of this offering all commitments under this facility will terminate.

On June 30, 2008, we entered into a contract to sell 7,000,000 shares of our common stock to a single investor in a private placement at a price per share of $17.45, which is equal to the closing price per share of our common stock on the date of this prospectus supplement. See “Summary—Recent Developments.” The information included in the table does not reflect that transaction.

(2)	As of April 27, 2008, on an as adjusted basis, we would have had outstanding borrowings of $731.5 million and availability of $401.7 million under the U.S. Revolver after giving effect to $141.8 million of outstanding letters of credit. In June 2008, we exercised our option to increase the amount committed under our U.S. Revolver by $25.0 million. The amount outstanding under the U.S. Revolver fluctuates throughout the year depending on our working capital and other needs.
(3)	As of April 27, 2008, we would have had no additional availability under the European Revolver. The amount outstanding under the European Revolver fluctuates throughout the year depending on our working capital and other needs.
(4)	Includes unamortized portion of bond premium.
(5)	Pursuant to GAAP, reflects mark-to-market adjustments for fair value interest rate swaps.

DESCRIPTION OF OTHER INDEBTEDNESS

As of April 27, 2008, we had outstanding indebtedness (excluding capital lease obligations) summarized in the table below. We have subsequently entered into additional credit facilities as described under “—Short-Term Credit Facilities.”

(in millions)	April 27, 2008
U.S. Revolver	$925.0
7.00% senior unsecured notes, due August 2011	600.0
7.75% senior unsecured notes, due July 2017	500.0
European Revolver	467.9
7.75% senior unsecured notes, due May 2013	350.0
8.00% senior unsecured notes, due October 2009	300.0
8.44% senior secured note, payable through October 2009	35.0
7.89% senior secured notes, payable through October 2009	15.0
Various, interest rates from 1.19% to 10.0%, due May 2007 through May 2043	509.4
Fair-value derivative instrument adjustment	0.7
Unamortized debt premium	5.8

Total debt	3,708.8
Current portion	(237.6)

Total long-term debt	$3,471.2

As of April 27, 2008, our debt obligations had the following maturities over the next five years:

Fiscal year (in millions)	Amount
2009	$237.6
2010	380.6
2011	1,499.3
2012	656.5
2013	26.3

(1)	Pursuant to GAAP, reflects mark-to-market adjustments for fair value interest rate swaps.

U.S. Revolver

In August 2005, we entered into the U.S. Revolver with $1.0 billion of commitments that replaced our then existing $900 million credit facility. The U.S. Revolver matures on August 19, 2010. We may draw down funds as a revolving loan or a swingline loan and obtain letters of credit under the U.S. Revolver. The proceeds of any borrowings under the U.S. Revolver may be used to finance working capital needs and for other general corporate purposes.

In August 2006, we exercised our option to increase the amount committed by $200 million, resulting in $1.2 billion of commitments under the U.S. Revolver. In November 2007, we exercised our option to increase the amount committed under the U.S. Revolver by another $75.0 million, resulting in $1.275 billion of available borrowings under the U.S. Revolver. In June 2008, we exercised our option to increase the amount committed under the U.S. Revolver by $25.0 million, resulting in $1.3 billion of available borrowings under the U.S. Revolver. The amount committed under the U.S. Revolver may be further increased by $50.0 million to an aggregate amount of $1.35 billion at our request under certain conditions.

As of April 27, 2008, outstanding borrowings were $925.0 million under the U.S. Revolver (excluding $141.8 million of letters of credit). The average interest rate applicable to borrowings under this credit facility was 3.19% during the fourth quarter of fiscal 2008. The borrowings under the U.S. Revolver are guaranteed by some of our existing subsidiaries, certain assets of which are security for the U.S. Revolver and are included in the calculation of certain of our financial covenants. The administrative agent for the U.S. Revolver is JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc.

The loans under the U.S. Revolver bear interest, at our option, at variable rates based on margins over the Federal Funds rate or LIBOR. The applicable interest margin for our borrowings may be increased or reduced based upon our senior implied/issuer credit rating. In addition to paying interest on outstanding borrowings under the U.S. Revolver, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate based upon our senior implied/issuer credit rating. We recently obtained an amendment to the U.S. Revolver reducing the interest coverage ratio in that agreement until the end of fiscal 2009. As amended, we are required to maintain a consolidated interest coverage ratio of more than 2.00 to 1 through April 26, 2009 (3.00 to 1 after such date). Our ratio of inventory and receivables to borrowings under the U.S. Revolver (including letters of credit) must be more than 1.30 to 1. As of April 27, 2008, our consolidated interest coverage ratio was 3.14 to 1 and the ratio of inventory and receivables to borrowings under the U.S. Revolver (including letters of credit) was 2.52 to 1, each calculated in accordance with our U.S. Revolver. If the conditions to release of the collateral securing the U.S. Revolver are achieved, we will be required to maintain a ratio of funded debt to EBITDA (each as defined under our U.S. Revolver) of no more than 4.25 to 1. In addition, the U.S. Revolver imposes restrictions on indebtedness, liens, fundamental changes (e.g., mergers, sales of assets, etc., joint ventures and lines of business), investments, loans, advances, guarantees and acquisitions, hedging agreements, restricted payments, transactions with affiliates, restrictive agreements, sales and leaseback transactions, subordinated indebtedness and receivables financings.

European Revolver

In August 2006, we and our wholly-owned subsidiary Smithfield Capital Europe BV entered into a €300 million (approximately $467.9 million as of April 27, 2008) secured revolving credit facility (the European Revolver). In August 2009, 16% of the European Revolver will mature with the remaining facility maturing in August 2010. Smithfield Capital Europe BV may draw down funds as a revolving loan under the facility and the proceeds of any borrowings under the European Revolver may be used for general corporate purposes. The European Revolver is secured by 12,098,559 shares of stock of Campofrío Alimentación S.A. owned by two of our subsidiaries. In addition, we and three of our subsidiaries incorporated in Europe have unconditionally guaranteed Smithfield Capital Europe BV’s obligations, including payment obligations, under the European Revolver.

The interest rate on borrowings under the European Revolver is based on EURIBOR (or LIBOR) for any loan not denominated in euro) plus an applicable margin based on our credit rating and certain specified costs. The initial interest rate was 4.125%. The average interest rate applicable to borrowings under this credit facility was 5.65% during the fourth quarter of fiscal 2008.

The European Revolver contains financial covenants relating to interest coverage and asset coverage. We recently obtained an amendment to the European Revolver reducing the interest coverage ratio in that agreement until the end of fiscal 2009. Other covenants contained in the European Revolver restrict, among other things, certain asset dispositions, encumbrances, debt, acquisitions, mergers and receivable financings.

Short-Term Credit Facilities

We enter into short-term uncommitted credit lines from time to time as an ordinary course of financing activity. In February 2008, we obtained one year uncommitted credit lines totaling $200.0 million from three of our existing bank lenders and drew down $100.0 million from one of the credit lines. We used the borrowings to pay down the U.S. Revolver. We subsequently redeemed certain senior subordinated notes in the amount of $182.1 million that came due in February 2008 using borrowings under the U.S. Revolver. In April 2008, we increased the uncommitted credit lines to $250.0 million, borrowed an additional $50.0 million under one of the credit lines and used the additional funds to pay down the U.S. Revolver. As of April 27, 2008, the outstanding balance of these lines was $150.0 million and was reported in notes payable.

In May 2008, we secured an additional uncommitted secured credit line for $150.0 million with an affiliate of Citigroup Global Markets Inc., which we refer to as the May 2008 Credit Line. This facility, under which we have drawn $100.0 million as of the date of this prospectus supplement, is secured by Smithfield Packing’s Tar Heel facility in Bladen County, NC. We are required to repay principal amounts under this facility on the earlier to occur of demand, termination of the agreement by either party, or November 2008. We intend to repay all outstanding amounts under the May 2008 Credit Line with a portion of the net proceeds of this offering.

In addition, in June 2008, we entered into a $200.0 million unsecured committed credit facility, intended to help bridge our working capital needs through the time of the closing of the sale of Smithfield Beef, now expected to occur in the second quarter of fiscal 2009. As of the date hereof, we have not borrowed any funds under this facility. We are required to repay amounts borrowed under this facility at the earlier to occur of (i) December 15, 2008, (ii) the time when we have net cash proceeds from a capital markets transaction, which would include this offering, or (iii) the time when we have net cash proceeds from asset sales, such as the sale of Smithfield Beef. If the borrowings outstanding under this credit facility are less than the proceeds available under (ii) or (iii), the commitments of the lenders under the agreement will be reduced by the amount of such excess net proceeds. We anticipate that as a result of this offering all commitments under this facility will terminate.

Senior Secured Notes

We privately placed Senior Secured Notes with a group of institutional investors in October 1999, which are guaranteed by some of our subsidiaries and secured by various real and personal property. Of the initial placement there remains outstanding $15.0 million of ten-year 7.89% notes and $35.0 million of ten-year 8.44% notes (the Senior Secured Notes). We may at any time prepay the principal amount of the Senior Secured Notes in part or in whole, and upon a change of control the holders may require us to repurchase them at a price equal to 100% of their principal amount, in each event together with a make-whole amount and accrued and unpaid interest.

The Senior Secured Notes, as amended and under a currently active waiver obtained in April 2008, require us to maintain certain financial covenants, including a fixed charges coverage ratio, as defined, of greater than or equal to 1.50 to 1; an interest coverage ratio of greater than or equal to 2.00 to 1 through October 26, 2008 (3.00 to 1 after such date); and funded debt to EBITDA, as defined, of less than or equal to 5.50 to 1 through October 26, 2008 (4.25 to 1 after such date). We are also required to maintain a minimum net worth of $1,450.0 million plus 50% of our consolidated net income for each fiscal year ended after October 2004. The funded debt must be maintained at no more than 65% of total capitalization. As of April 27, 2008, our fixed charges coverage ratio was 1.78 to 1; our interest coverage ratio was 3.14 to 1; our funded debt to EBITDA was 4.70 to 1; our funded debt was 52.5% of total capitalization and our net worth was $3,037.3 million, each calculated in accordance with the Senior Secured Notes. In addition, the Senior Secured Notes impose restrictions on, among other things, restricted payments and investments, restrictions on dividends, liens, mergers and acquisitions, transfers of property and subsidiary stock, entering new lines of business, transactions with affiliates and guarantees.

7.750% Senior Notes Due 2017

In June 2007, we issued $500.0 million of 7.750% Senior Notes due 2017, referred to as the 2007 Senior Notes. Interest on the 2007 Senior Notes is payable in semiannual installments. The 2007 Senior Notes mature on July 1, 2017. The 2007 Senior Notes rank equal to the notes offered by this prospectus The indenture under which the 2007 Senior Notes were issued limits our ability and the ability of our restricted subsidiaries to incur additional debt; issue redeemable stock and preferred stock; repurchase capital stock; make other restricted payments including, without limitation, paying dividends and making investments; create liens; redeem debt that is junior in right of payment to the notes; sell or otherwise dispose of assets, including capital stock of subsidiaries; enter into agreements that restrict dividends from subsidiaries; enter into mergers or consolidations; enter into transactions with affiliates; guarantee indebtedness; enter into sale and leaseback transactions; and enter into new lines of business. If the 2007 Senior Notes are assigned an investment grade rating from Standard & Poor’s Ratings Service (at least BBB-) and Moody’s Investors Service, Inc. (at least Baa3), so long as no default or event of default has occurred and is continuing, our obligation to comply with these covenants will “fall-away,” even if the notes are subsequently downgraded. The “fall-away,” however, will not affect our obligation to comply with the covenants relating to liens, sale and leaseback transactions, and mergers and consolidations.

7% Senior Notes Due 2011

In August 2004, we issued $400.0 million of 7% Senior Notes due 2011. In November 2004, we issued an additional $200.0 million of 7% Senior Notes due 2011 as a part of the same series of notes as the $400.0 million of initial notes issued in August 2004 and under the same indenture. The $600.0 million of 7% Senior Notes due 2011 are referred to as the 2004 Senior Notes. Interest on the 2004 Senior Notes is payable in semiannual installments. The 2004 Senior Notes mature on August 1, 2011. The 2004 Senior Notes rank equal to the notes offered by this prospectus and have similar covenants and other terms as the 2007 Senior Notes.

7 3/4% Senior Notes Due 2013

In May 2003, we issued $350.0 million of 7 3/4% Senior Notes due 2013, referred to as 2003 Senior Notes. Interest on the 2003 Senior Notes is payable in semiannual installments. The 2003 Senior Notes mature on May 15, 2013. The 2003 Senior Notes rank equal to the notes offered by this prospectus and have substantially similar covenants and other terms as the 2007 Senior Notes.

8% Senior Notes Due 2009

In October 2001, we issued $300.0 million of 8% Senior Notes due 2009, referred to as the 2001 Senior Notes. Interest on the 2001 Senior Notes is payable in semi-annual installments and mature on October 15, 2009. The 2001 Senior Notes rank equal to the notes offered by this prospectus and have substantially similar covenants and other terms as the 2007 Senior Notes.

Subsidiary Debt

Various subsidiaries and other entities that we are required under GAAP to consolidate have other debt agreements reflected in our balance sheet. As of April 27, 2008, the aggregate principal amount of indebtedness of our subsidiaries consisted of $467.9 million of loans outstanding under our European Revolver and $509.4 million of other subsidiary debt, excluding guarantees of the Senior Secured Notes and amounts outstanding under the U.S. Revolver. In the table of indebtedness shown above, the latter amount is represented by Various, interest rates from 1.19% to 10.0%, due May 2007 through May 2043. Certain of the debt agreements in this group are the following:

In fiscal 2006, our Polish subsidiaries, in the International segment, issued PLN 838.0 million (approximately $211.6 million) in variable rate debt. The interest rates are all indexed to WIBOR (Warsaw InterBank Offered Rate) with spreads ranging from 75 to 125 basis points. The loans mature between 2008 and 2015.

As of April 27, 2008, approximately $22.4 million of industrial and environmental facility revenue bonds were outstanding at our subsidiaries Stefano Foods, Smithfield Ham and Products and BEST BioFuels.

Distribution Development, LLC, a consolidated joint venture, privately placed certain senior secured notes with a group of institutional investors in April 1998. This placement consisted of $14.1 million of 7.22% notes, of which approximately $3.2 million was outstanding as of April 27, 2008. Our subsidiary, John Morrell & Co., leases a cold storage distribution center built with the proceeds of those notes, and we have guaranteed the lease.

Guarantees

As part of our business, we are a party to various financial guarantees and other commitments. As of April 27, 2008, we had guarantees for the financial obligations of certain unconsolidated joint ventures and hog farmers. The financial obligations as of that date would include: up to $92.0 million of a bank facility for one of our Mexican joint ventures, Agroindustrial del Noroeste, S. de R. L. de C. V. (Norson); and up to $3.5 million of liabilities with respect to currency swaps executed by one of our Mexican joint ventures, Granjas Carroll de Mexico. The covenants in the guarantee relating to Norson’s debt incorporate our covenants under the U.S. Revolver, including the most recent amendments to those covenants.

DESCRIPTION OF THE NOTES

The Company will issue the notes under the senior indenture dated as of June 1, 2007, as amended and supplemented by the first supplemental indenture dated as of June 22, 2007 and the second supplemental indenture to be entered into in connection with the issuance of the notes (the indenture) between itself and U.S. Bank National Association, as trustee (the trustee). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the Trust Indenture Act). The indenture will be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part.

The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all of the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, will define your rights as a holder of the notes.

For purposes of this description, references to “the Company,” “we,” “our” and “us” refer only to Smithfield Foods, Inc. and do not include any of the Company’s current or future subsidiaries.

General

The notes:

•	will be senior unsecured obligations of the Company;

•	will initially be limited to an aggregate principal amount of $350,000,000 (or up to $400,000,000 if the underwriters’ over-allotment option is exercised in full);

•	will bear interest at a rate of 4.00% per year;

•	will mature on June 30, 2013, unless earlier converted or repurchased;

•	will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof; and

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form. See “—Book-Entry, Settlement and Clearance.”

Subject to fulfillment of certain conditions and during the periods described below, the notes may be converted into cash and shares of our common stock, if any, initially at a conversion rate of 44.0820 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $22.68 per share of common stock). The conversion rate is subject to adjustment if certain events occur, as described under “—Conversion Rights—Conversion Rate Adjustments.” Upon conversion of a note, we will pay cash and shares of common stock, if any, based upon a daily conversion value calculated on a proportionate basis for each trading day in the applicable 40 trading-day observation period as described below under “—Conversion Rights—Payment upon Conversion.” A holder that surrenders its notes for conversion will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture governing the notes does not limit the amount of debt which may be issued by the Company or its subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” and “—Consolidation, Merger and Sale of Assets” below and except for the provisions set forth under “—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Fundamental Change,” the indenture governing the notes does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving the Company or in the event of a decline in the credit rating of the Company as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving the Company that could adversely affect such holders.

We may, without the consent of the holders of the notes, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for U.S. federal income tax purposes. We or our affiliates may also from time to time repurchase notes in open market purchases or negotiated transactions without prior notice to the holders of the notes.

The Company does not intend to list the notes on a national securities exchange or interdealer quotation system.

Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange

We will pay the principal amount of certificated notes at the office or agency designated by the Company for that purpose. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York City, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and the Company may act as paying agent or registrar. Interest (including additional interest, if any), on certificated notes will be payable (i) to each holder of notes having an aggregate principal amount of $5,000,000 or less, by check mailed to such holder and (ii) to each holder of notes having an aggregate principal amount of more than $5,000,000, either by check mailed to such holder or, upon application by such holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest (including any additional interest) on notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global notes.

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the trustee or the registrar for any registration of transfer or exchange of notes, but the Company may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. The Company is not required to transfer or exchange any note surrendered for conversion.

The registered holder of a note will be treated as the owner of it for all purposes.

Interest

The notes will bear interest at a rate of 4.00% per year. Interest on the notes will accrue from and including July 8, 2008 or from and including the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on June 30 and December 30 of each year (each such date, an interest payment date), beginning December 30, 2008. We will pay additional interest, at our election, under the circumstances described under “—Events of Default.”

Interest will be paid to the person in whose name a note is registered at the close of business on June 15 or December 15, as the case may be, immediately preceding the relevant interest payment date (each such date, a regular record date). Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or earlier required repurchase date upon a fundamental change as defined in “—Fundamental Change Permits Holders to Require Us to Purchase Notes”) of a note falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date falls on a day that is not a business day, the required payment of interest (and additional interest), if any, and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date to such next succeeding business day. If a fundamental change purchase date falls on a day that is not a business day, the Company will purchase the notes on the next succeeding business day, and no interest or additional interest will accrue for the period from the earlier fundamental change purchase date to such next succeeding business day. The term “business day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions are authorized or required by law to close in New York City or Atlanta, Georgia.

Ranking

The notes will be senior unsecured obligations of the Company and will rank equally in right of payment to all existing and future unsecured and unsubordinated indebtedness, including our existing $500.0 million aggregate principal amount of the 2007 Senior Notes, $600.0 million aggregate principal amount of the 2004 Senior Notes, $350.0 million aggregate principal amount of the 2003 Senior Notes and $300.0 million aggregate principal amount of the 2001 Senior Notes, and senior to our future subordinated indebtedness. The notes will be effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the assets securing that indebtedness. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. In addition to the holders of the notes, the holders of our other equally ranking unsecured indebtedness and liabilities will have claims against any assets remaining after the payment of all such secured debt. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. As of April 27, 2008, our total consolidated indebtedness, including capital lease obligations, was approximately $3,883.4 million. On an as adjusted basis, our total consolidated indebtedness, including capital lease obligations, would be approximately $3,939.9 million, of which $1,378.3 million was secured indebtedness, consisting of $50.0 million of private placement notes, $1,199.3 million of credit facilities and $129.0 million of other subsidiary debt.

The notes will not be guaranteed by any of our subsidiaries and will be subordinated to all of the obligations and liabilities of our subsidiaries. As of April 27, 2008, on an as adjusted basis, the aggregate principal amount of indebtedness of our subsidiaries consisted of $467.9 million of loans outstanding under our European Revolver and $509.4 million of other subsidiary debt, excluding guarantees of the Senior Secured Notes and amounts outstanding under our U.S. Revolver. The ability of our subsidiaries to pay dividends and make other payments to us is also restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which our subsidiaries may become a party. We may not be able to pay the cash portion of any settlement amount upon conversion of the notes, or to pay the cash fundamental change purchase price if a holder requires us to repurchase notes as described below. See “Risk Factors—Risks Related to the Notes and Our Common Stock—We may not have the ability to repurchase the notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of notes, as required by the indenture governing the notes.”

Optional Redemption

No sinking fund is provided for the notes.

The notes will not be redeemable prior to their stated maturity date.

Conversion Rights

General

Prior to April 1, 2013, the notes will be convertible only upon satisfaction of one or more of the conditions described under the headings “—Conversion upon Satisfaction of Sale Price Condition,” “—Conversion upon Satisfaction of Trading Price Condition,” and “—Conversion upon Specified Corporate Transactions.” On or after April 1, 2013, holders may convert each of their notes at the applicable conversion rate at any time prior to the close of business on the third business day immediately preceding the maturity date. The conversion rate will initially be 44.0820 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $22.68 per share of common stock). The trustee will initially act as the conversion agent.

Upon conversion of a note, we will pay cash and deliver shares of our common stock, if any, based on a daily conversion value (as defined below under “—Payment upon Conversion”) calculated on a proportionate basis for each trading day (as defined below under “—Payment upon Conversion”) of the 40 trading-day observation period (as defined below under “—Payment upon Conversion”). We will not issue fractional shares of our common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the daily VWAP (as defined under “—Payment upon Conversion”) of our common stock on the last day of the observation period. See “—Payment upon Conversion.”

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The applicable conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

If a holder of notes has submitted notes for repurchase upon a fundamental change, the holder may convert those notes only if that holder withdraws the repurchase election made by that holder in accordance with the terms of the indenture governing the notes.

Upon conversion of a note, except in the limited circumstances described below, the holder of such note will not be entitled to any separate cash payment for accrued and unpaid interest or additional interest, if any. If notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such record date will receive the interest and additional interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest and additional interest, if any, payable on such interest payment date on the notes so converted; provided that no such payment need be made:

•	for conversions following the regular record date immediately preceding the maturity date;

•	if we have specified a fundamental change purchase date that is after a regular record date and on or prior to the corresponding interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Our settlement of conversions as described below under “—Payment upon Conversion” will be deemed to satisfy in full our obligation to pay

•	the principal amount of the note; and

•	accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date.

As a result, accrued and unpaid interest and additional interest, if any, to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Holders may surrender their notes for conversion into cash and shares of our common stock, if any, only under the circumstances described below.

Conversion upon Satisfaction of Sale Price Condition

Prior to April 1, 2013, a holder may surrender all or a portion of its notes for conversion during any fiscal quarter (and only during such fiscal quarter) commencing after July 27, 2008 if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 120% of the applicable conversion price on such last trading day.

The “last reported sale price” of our common stock on any trading day means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) of our common stock on that trading day as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant trading day, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant trading day as reported by Pink Sheets LLC or similar organization selected by us. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally-recognized independent investment banking firms selected by us for this purpose.

For purposes hereof, “trading day” means a day during which trading in securities generally occurs on the principal U.S. national or regional securities exchange on which our common stock is then listed or admitted for trading or, if our common stock is not then listed or admitted for trading on a U.S. national or regional securities exchange, in the principal other market on which our common stock is then traded. If our common stock is not so listed or traded, “trading day” means a business day.

Conversion upon Satisfaction of Trading Price Condition

Prior to April 1, 2013, a holder of notes may surrender its notes for conversion during the five business-day period after any ten consecutive trading-day period (the measurement period) in which the “trading price” per $1,000 principal amount of notes, as determined by the trustee following a request by a holder of notes in accordance with the procedures described below, for each day of that measurement period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate (the trading price condition).

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $5.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally-recognized securities dealers we select, which may include one or more of the underwriters of the notes; provided that, if three such bids cannot reasonably be obtained by the trustee but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, then the one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $5.0 million principal amount of the notes from any of such independent nationally-recognized securities dealers, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If we do not so instruct the trustee to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the last reported sale price on each day we fail to do so.

In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of a note provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the last reported sale price of our common stock and the applicable conversion rate. If the trading price condition has been met, we will so notify the holders of the notes.

If, at any time after the trading price condition has been met, the trading price per $1,000 principal amount of notes is greater than 98% of the product of the last reported sale price of our common stock and the conversion rate for such date, we will so notify the holders of the notes.

Conversion upon Specified Corporate Transactions

Certain Distributions

If we elect to

•

distribute to all or substantially all holders of our common stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the average of the last reported sale prices of a share of our common stock for the ten consecutive trading-day period ending on the trading day preceding the announcement of such distribution; or

•

distribute to all or substantially all holders of our common stock our assets, debt securities or certain rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 5% of the last reported sale price of our common stock on the trading day preceding the declaration date for such distribution, we must notify the holders of the notes at least 45 scheduled trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately prior to the opening of business on the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time.

The “ex-dividend date” is the first date upon which a sale of our common stock does not automatically transfer the right to receive the relevant dividend, issuance or distribution from the seller of our common stock to its buyer. Holders of the notes may not exercise this right if they participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described above as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

Certain Corporate Events

If we are party to a transaction that would be a fundamental change (as defined in “—Fundamental Change Permits Holders to Require Us to Purchase Notes”), without giving effect to the paragraph following that definition, if it were to occur, we must notify holders of the notes at least 45 scheduled trading days prior to the anticipated effective date for such transaction. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of (i) 35 calendar days after the actual effective date of such transaction (or if such transaction also constitutes a fundamental change, until the related fundamental change purchase date, if later) and (ii) the date we notify holders of notes that such transaction has been terminated and will not occur.

In addition, holders may surrender all or a portion of their notes for conversion if a fundamental change of the type described in clause (1) of the definition of fundamental change occurs. In such event, holders may surrender notes for conversion at any time beginning on the actual effective date of such fundamental change until and including the date which is 35 calendar days after the actual effective date of such transaction or, if later, until the fundamental change purchase date.

Conversion on or after April 1, 2013

On or after April 1, 2013, a holder may convert any of its notes at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date of the notes regardless of the foregoing conditions.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled and, if required, pay all taxes or duties, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest and additional interest, if any, payable on the next interest payment date to which you are not entitled.

The date you comply with these requirements is the conversion date under the indenture.

If a holder has already delivered a purchase notice as described under “—Fundamental Change Permits Holders to Require Us to Purchase Notes” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

Payment upon Conversion

Upon conversion of notes, we will deliver to holders in respect of each $1,000 principal amount of notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 40 trading days during the observation period.

“Daily settlement amount,” for each of the 40 trading days during the observation period, shall consist of:

•	cash equal to the lesser of $25 and the daily conversion value (the amount determined pursuant to this clause being the “principal portion”); and

•

to the extent the daily conversion value exceeds $25, a number of shares equal to (A) the difference between the daily conversion value and $25, divided by (B) the daily VWAP for our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) for such day.

“Daily conversion value” means, for each of the 40 consecutive trading days during the observation period, 1/40th of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock (or the consideration into which our common stock has been converted in connection with certain corporate transactions) on such day.

“Daily VWAP” for our common stock (or other security for which a daily VWAP must be determined) means, for each of the 40 consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SFD.N <equity> AQR” (or its equivalent successor if such page is not available or the equivalent page for such other security as determined by us) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock (or other security for which a daily VWAP must be determined) on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). Daily VWAP will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

“Observation period” with respect to any note surrendered for conversion means

•

prior to the 45th scheduled trading day immediately preceding the maturity date, the 40 consecutive trading-day period beginning on and including the third trading day after the related conversion date; and

•

on or after the 45th scheduled trading day immediately preceding the maturity date, the 40 consecutive trading days beginning on and including the 42nd scheduled trading day immediately preceding the maturity date of the notes.

For the purposes of determining payment upon conversion only, “trading day” means a day on which (1) there is no market disruption event (as defined below) and (2) trading generally in our common stock (or other security for which a daily VWAP must be determined) occurs on the New York Stock Exchange or, if our common stock (or other security for which a daily VWAP must be determined) is not then listed on the New York Stock Exchange, on the principal other U.S. national or regional securities exchange on which our common stock (or other security for which a daily VWAP must be determined) is then listed or, if our common stock (or other security for which a daily VWAP must be determined) is not then listed on a U.S. national or regional securities exchange, in the principal other market on which our common stock (or other security for which a daily VWAP must be determined) is then traded. If our common stock (or other security for which a daily VWAP must be determined) is not so listed or traded, “trading day” means a “business day.”

“Scheduled trading day” means a day that is scheduled to be a trading day on the primary U.S. national or regional securities exchange or market on which our common stock is listed or admitted for trading. If our common stock is not so listed or admitted for trading, “scheduled trading day” means a business day.

For the purposes of determining payment upon conversion only, “market disruption event” means (1) a failure by the primary U.S. national or regional securities exchange or other market on which our common stock (or other security for which a daily VWAP must be determined) is listed or admitted to trading to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for our common stock (or other security for which a daily VWAP must be determined) for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock (or other security for which a daily VWAP must be determined) or in any options, contracts or future contracts relating to our common stock (or other security for which a daily VWAP must be determined).

We will deliver the settlement amount to converting holders on the third business day immediately following the last day of the observation period.

We will deliver cash in lieu of any fractional share of common stock issuable in connection with payment of the settlement amount (based upon the daily VWAP for the final trading day of the applicable observation period).

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if we, at our election, provide for the holders of the notes to participate (as a result of holding the notes, and at the same time as common stockholders participate) in any of the transactions described below as if such holders of the notes held a number of shares of our common stock equal to the applicable conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holders, without having to convert their notes.

(1)	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0	x	OS1 OS0

where,

CR0 =

the conversion rate in effect immediately prior to the opening of business on the ex-dividend date of such dividend or distribution or the effective date of such share split or combination, as applicable

CR1 =	the conversion rate in effect as of the opening of business on the ex-dividend date or immediately after such effective date, as applicable

OS0 =	the number of shares of our common stock outstanding immediately prior to the opening of business on such ex-dividend date or effective date, as applicable

OS1 =

the number of shares of our common stock outstanding immediately prior to the opening of business on such ex-dividend date or effective date, as applicable, after giving effect to such dividend, distribution, share split or share combination

(2)	If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock for the ten consecutive trading-day period ending on the trading day immediately preceding the date of announcement of such distribution, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1 = CR0	x	OS0 + X OS0 + Y

where,

CR0 =	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such distribution

CR1 =	the conversion rate in effect as of the opening of business on the ex-dividend date

OS0 =	the number of shares of our common stock outstanding as of the opening of business on the ex-dividend date

X =	the total number of shares of our common stock issuable pursuant to such rights or warrants

Y =	the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the date of announcement of the distribution of such rights or warrants

(3)	If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	as described below in this paragraph (3) with respect to spin-offs;

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0	x	SP0 SP0 - FMV

where,

CR0 =	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such distribution

CR1 =	the conversion rate in effect as of the opening of business on the ex-dividend date

SP0 =	the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution

FMV =	the fair market value (as determined by our board of directors in good faith) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately prior to 5:00 p.m., New York City time, on the effective date of the spin-off will be increased based on the following formula:

CR1 = CR0	x	FMV0 + MP0 MP0

where,

CR0 =	the conversion rate in effect immediately prior to 5:00 p.m., New York City time, on the effective date of the spin-off

CR1 =	the conversion rate in effect immediately after the effective date of the spin-off

FMV0 =

the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period from, and including, the effective date of the spin-off

MP0 =	the average of the last reported sale prices of our common stock over the first ten consecutive trading-day period from, and including, the effective date of the spin-off

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off and shall be applied on a retroactive basis from, and including, the effective date of the spin-off; provided that, in respect of any conversion occurring prior to the effective date of the spin-off with respect to which the related observation period would conclude during the ten trading days from, and including, the effective date of any spin-off, references with respect to the spin-off to the ten consecutive trading-day period shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the last day of the related observation period in determining the applicable conversion rate; provided further that in respect of any conversion occurring prior to the effective date of the spin-off with respect to which the related observation period would conclude during the three trading days from, and including, the effective date of such spin-off, references to the ten consecutive trading-day period shall be deemed replaced with a three consecutive trading-day period with such adjustment to the conversion rate being applied on a retroactive basis from, and including, the effective date of the spin-off.

(4)	If we pay any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR1 = CR0	x	SP0 SP0 - C

where,

CR0 =	the conversion rate in effect immediately prior to the opening of business on the ex-dividend date for such dividend or distribution

CR1 =	the conversion rate in effect as of the opening of business on the ex-dividend date for such dividend or distribution

SP0 =	the last reported sale price of our common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution

C =	the amount in cash per share we distribute to holders of our common stock

(5)	If we or any of our subsidiaries make a payment in respect of a tender or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 = CR0	x	AC + (SP1 x OS1) OS 0 x SP1

where,

CR0 =	the conversion rate in effect immediately prior to the effective date of the adjustment

CR1 =	the conversion rate in effect immediately after the effective date of the adjustment

AC =	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares accepted for purchase or exchange in such tender or exchange offer

OS0 =	the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires

OS1 =

the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the reduction of shares accepted for purchase or exchange in such tender or exchange offer)

SP1 =

the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on the trading day next succeeding the date such tender or exchange offer expires

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the trading day next succeeding the date such tender or exchange offer expires and shall be applied on a retroactive basis from, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that in respect of any conversion occurring prior to the date such tender or exchange offer expires with respect to which the related observation period would conclude during the ten trading days from, and including, the trading day next succeeding the date such tender or exchange offer expires, references with respect to the tender or exchange offer to the ten consecutive trading-day period shall be deemed replaced with such lesser number of trading days as have elapsed between the trading day next succeeding the date such tender or exchange offer expires and the last day of the related observation period in determining the applicable conversion rate; provided further that in respect of any conversion occurring prior to the date such tender or exchange offer expires with respect to which the related observation period would conclude during the three trading days from, and including, the trading day next succeeding the date such tender or exchange offer expires, references to the ten consecutive trading-day period shall be deemed replaced with a three consecutive trading-day period with such adjustment to the conversion rate being applied on a retroactive basis from, and including, the trading day next succeeding the date such tender or exchange offer expires.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material U.S. Federal Income Tax Considerations.”

We currently have a rights plan with respect to our common stock. To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders that convert their notes will receive, in addition to our common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from our common stock, in which case, and only in such case, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Notwithstanding any of the foregoing, the applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our common stock; or

•	for accrued and unpaid interest and additional interest, if any.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would result in a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate that we elect not to make and take them into account upon the earlier of (1) the first day of the observation period in connection with any conversion of notes or (2) such time as all adjustments that have not been made prior thereto would have the effect of adjusting the conversion rate by at least 1%. Except as described above in this section, in “—Recapitalizations, Reclassifications and Changes of Our Common Stock” and in “—Adjustment to Shares Delivered upon Conversion upon a Fundamental Change,” we will not adjust the conversion rate.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the case of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets, or (B) any statutory share exchange, consolidation or merger involving us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one or more of our subsidiaries, then, at the effective time of the transaction, the right to convert a note will be changed into, with respect to each $1,000 in principal amount of notes, a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate prior to the effective time of such transaction would have owned or been entitled to receive (the reference property) upon such transaction. If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election. However, at and after the effective time of the transaction, holders of notes will continue to receive all or a portion of the consideration payable upon conversion of such notes in cash as described under “—Payment upon Conversion,” and the daily conversion value will be calculated based on the value of the reference property.

Adjustments of Prices

Whenever any provision of the indenture requires us to calculate last reported sale prices or daily VWAP over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective at any time during the period from which such prices are to be calculated. Such adjustments will be effective as of the effective date of the adjustment to the conversion rate.

Adjustment to Shares Delivered upon Conversion upon a Fundamental Change

If you elect to convert your notes as described above under “—Conversion upon Specified Corporate Transactions—Certain Corporate Events” in connection with a fundamental change (as defined under “—Fundamental Change Permits Holders to Require Us to Purchase Notes”) that occurs on or prior to maturity of the notes, the conversion rate applicable to the notes so converted will be increased by an additional number of shares of common stock (additional shares) as described below. Any conversion will be deemed to have occurred in connection with such fundamental change only if such notes are surrendered for conversion at a time when the notes are convertible as a result of the expected or actual occurrence of such fundamental change as described under “—Conversion upon Specified Corporate Transactions—Certain Corporate Events” and notwithstanding the fact that a note may then be convertible because another condition to conversion has been satisfied. We will settle conversions of notes as described below under “—Settlement of Conversions in a Fundamental Change.”

The number of additional shares by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (effective date) and the price (stock price) paid per share of our common stock in the fundamental change. If the fundamental change is a transaction described in clause (1) or (2) of the definition thereof, and holders of our common stock receive only cash in that fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the effective date of the fundamental change.

The stock prices set forth in the column headings of the tables below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be delivered per $1,000 principal amount of notes:

	Stock Price
Effective Date	$17.45	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00
July 8, 2008	13.2245	11.3030	9.0616	7.4344	6.2192	5.2890	4.5613	3.9809	3.1219	2.5231	2.0852	1.4911	1.1085
June 30, 2009	13.2245	10.7481	8.4237	6.7710	5.5634	4.6591	3.9666	3.4255	2.6458	2.1191	1.7431	1.2443	0.9276
June 30, 2010	13.2245	9.9908	7.5539	5.8710	4.6802	3.8178	3.1794	2.6967	2.0308	1.6038	1.3107	0.9346	0.7002
June 30, 2011	13.2245	9.0126	6.4011	4.6762	3.5184	2.7274	2.1764	1.7845	1.2866	0.9970	0.8113	0.5841	0.4437
June 30, 2012	13.2245	7.6300	4.6893	2.9103	1.8509	1.2254	0.8559	0.6355	0.4157	0.3187	0.2644	0.1980	0.1536
June 30, 2013	13.2245	5.9180	0.3624	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $70.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $17.45 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 57.3065 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

In addition, if a holder of notes elects to convert its notes prior to the effective date of any fundamental change, and the fundamental change does not occur, such holder will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Our obligation to increase the conversion rate as described above could discourage a potential acquirer of us. The provisions with respect to the adjustment to the conversion rate upon a fundamental change, however, are not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

Settlement of Conversions Upon a Fundamental Change

As described above under “—Recapitalizations, Reclassifications and Changes of our Common Stock,” upon effectiveness of any fundamental change described under clause (2) of the definition of fundamental change, the notes will be convertible only into cash and reference property, if applicable. If, as described above in “—Adjustment to Shares Delivered upon Conversion upon a Fundamental Change,” we are required to increase the conversion rate for notes converted in connection with such fundamental change by the additional shares as a result of the fundamental change, notes so surrendered for conversion will be settled as follows:

•

If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day immediately preceding the effective date of the fundamental change, we will settle such conversion as described above under “—Payment upon Conversion” by delivering the amount of cash and shares of our common stock, if any, based on the conversion rate then in effect without regard to the number of additional shares to be added to the conversion rate as described above, on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of additional shares during the related observation period and based upon the related daily VWAP prices during such observation period. If such increased settlement amount results in an increase in the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•

If the last day of the applicable observation period related to notes surrendered for conversion is on or after the third trading day immediately preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment upon Conversion” based on the conversion rate as increased by the additional shares described above on the later to occur of (1) the effective date of the transaction and (2) the third trading day immediately following the last day of the applicable observation period.

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a fundamental change (as defined below in this section) occurs at any time, each holder will have the right, at that holder’s option, to require us to purchase for cash any or all of that holder’s notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional interest, if any, to but excluding the fundamental change purchase date (unless the fundamental change purchase date is between a regular record date and the interest payment date to which it relates, in which case we will pay accrued and unpaid interest to the holder of record on such regular record date). The fundamental change purchase date will be a date specified by us that is no later than the 35th calendar day following the date of our fundamental change notice as described below. Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)	a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), other than us, our subsidiaries or our or their employee benefit plans files a Schedule 13D or Schedule TO (or any successor schedule, form or report) pursuant to the Exchange Act disclosing that such person has become the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of our common equity representing more than 50% of the voting power of all shares of our common equity entitled to vote generally in the election of directors, unless such beneficial ownership arises as a result of a revocable proxy delivered in response to a public proxy or consent solicitation made pursuant to the applicable rules and regulations under the Exchange Act; and provided, that no person or group shall be deemed to be the beneficial owner of any securities tendered pursuant to a tender or exchange offer made by or on behalf of such person or group until such tendered securities are accepted for purchase or exchange under such offer; or

(2)	consummation of (A) any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination) as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets or (B) any statutory share exchange, consolidation or merger involving us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than one or more of our subsidiaries, other than any transaction:

•	involving a consolidation or merger that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock; or

•

that is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity;

(3)	during any period of two consecutive years, individuals who at the beginning of such period constituted our board of directors (together with any new directors whose election by our board of directors or whose nomination for election by our shareholders was approved by a vote of a majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

(4)	our stockholders approve any plan or proposal for the liquidation or dissolution of us; or

(5)	the first day on which our common stock (or other capital stock into which the notes are then convertible pursuant to the terms of the indenture) ceases to be listed on the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market.

A fundamental change as a result of clause (1) or (2) above will not be deemed to have occurred, however, if 100% of the consideration received or to be received by our common stockholders (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in connection with the transaction or transactions constituting the fundamental change consists of shares of capital stock traded on the New York Stock Exchange, the NASDAQ Global Market or the NASDAQ Global Select Market or which will be so traded when issued or exchanged in connection with the transaction that would otherwise be a fundamental change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

On or before the 15th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate;

•

if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

To exercise the purchase right, a holder must deliver, on or before the business day immediately preceding the fundamental change purchase date, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, if certificated notes are held, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Otherwise, the notice and delivery must comply with appropriate DTC or other applicable clearing agency procedures. Each purchase notice must state:

•	if certificated, the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount of the holder’s notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the holder’s notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•

if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, the notice must comply with appropriate DTC or other applicable clearing system procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to repurchase the notes on the fundamental change purchase date, subject to extension to comply with applicable law. A holder of notes that has exercised the purchase right will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the second business day following the fundamental change purchase date, then:

•

the notes tendered for purchase and not withdrawn will cease to be outstanding and interest, including additional interest, if any, will cease to accrue on such notes on the fundamental change purchase date (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•

all other rights of the holders with respect to the notes tendered for purchase and not withdrawn will terminate on the fundamental change purchase date (other than the right to receive the fundamental change purchase price and previously accrued and unpaid interest (including any additional interest) upon delivery or transfer of the notes).

In connection with any purchase offer pursuant to a fundamental change purchase notice, we will, if required:

•	comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

We will not be required to make an offer to purchase the notes upon a fundamental change if a third party makes the offer in the manner, at the times, and otherwise in compliance with the requirements set forth in the indenture applicable to an offer by us to purchase the notes upon a fundamental change and such third party purchases all notes validly tendered and not withdrawn upon such offer.

The purchase rights of the holders could discourage a potential acquirer of us. The fundamental change purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change purchase price or be able to arrange for financing to pay the purchase price in connection with a tender of notes for purchase. Our ability to repurchase the notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. See “Risk Factors—Risks Related to the Notes and Our Common Stock—We may not have the ability to repurchase the notes in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of notes, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a fundamental change, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

The indenture provides that the Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not the Company) is a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such entity (if not the Company) expressly assumes by supplemental indenture all the obligations of the Company under the notes and the indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the indenture. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, the Company under the indenture governing the notes.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Reports

The indenture governing the notes provides that any documents or reports that we are required to file with the Securities and Exchange Commission (SEC) pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same are required to be filed with the SEC.

Events of Default

Each of the following is an event of default under the indenture with respect to the notes:

(1)	a default in any payment of interest, including any additional interest, on any note when due and payable and the default continues for a period of 30 days;

(2)	a default in the payment of principal of any note when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise;

(3)	the failure by the Company to comply with its obligation to convert the notes in accordance with the indenture upon exercise of a holder’s conversion right and that failure continues for a period of five days;

(4)	the failure by the Company to give a fundamental change notice or notice of a specified corporate transaction with respect to the notes as described under “—Conversion upon Specified Corporate Transactions,” in each case when due;

(5)	the failure on the part of the Company to observe or perform any other of the covenants or agreements on the part of the Company in respect of the notes contained in the indenture and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in principal amount of the notes, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “notice of default” under the indenture;

(6)	a default by the Company with respect to any Material Indebtedness (as defined below), whether such Material Indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable or (ii) constituting a failure to pay the principal of any such indebtedness when due and payable at its stated maturity, upon required repurchase, upon declaration or otherwise; provided, that any event of default under either of the foregoing clauses (i) and (ii) shall be deemed cured and not to be continuing upon the payment of such indebtedness or the rescission or annulment of any acceleration of such indebtedness;

(7)	the rendering of any judgment or decree for the payment of money in excess of $25.0 million or its foreign currency equivalent in the aggregate for all such final judgments or orders against the Company if (A) an enforcement proceeding thereon is commenced and not discharged within ten days or (B) such judgment or decree remains outstanding for a period of 60 days following such judgment or decree and is not discharged, waived, stayed or bonded;

(8)	a court having jurisdiction enters a decree or order for relief in respect of the Company in an involuntary case under any applicable federal or state bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for all or substantially all of its property or ordering the winding up or liquidation of its affairs, and such decree or order remains unstayed and in effect for a period of 90 consecutive days; or

(9)	the Company commences a voluntary case under any applicable federal or state bankruptcy, insolvency or other similar law, or consents to the entry of an order for relief in an involuntary case under any such law, or consents to the appointment or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for all or substantially all of its property, or makes any general assignment for the benefit of creditors.

“Material Indebtedness” is indebtedness (other than indebtedness under the notes) of the Company in an aggregate principal amount exceeding $25,000,000.

If an event of default occurs and is continuing with respect to the notes, the trustee by notice to the Company, or the holders of at least 25% in principal amount of the outstanding notes by notice to the Company and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest, including any additional interest, on all the notes to be due and payable. In case of the events of default described in clauses (8) and (9) above, 100% of the principal of and any accrued and unpaid interest on the notes will automatically become due and payable. Upon such a declaration, such principal and accrued and unpaid interest, including any additional interest, will be due and payable immediately.

Notwithstanding the foregoing, the indenture provides that, to the extent elected by us, the sole remedy for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described above under “—Reports” and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act will for the first 120 days after the occurrence of such an event of default consist exclusively of the right to receive additional interest on the notes with respect to which we elect to pay additional interest at an annual rate equal to 0.25% of the principal amount of the notes. If we so elect, such additional interest will accrue on all outstanding notes with respect to which we elect to pay additional interest from and including the date on which the event of default relating to the failure to comply with the reporting obligations in the indenture or the failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act first occurs to but not including the 120th day thereafter (or such earlier date on which such event of default is cured or waived by the holders of a majority in principal amount of the outstanding notes). On such 120th day (or earlier, if the event of default relating to the reporting obligations under the indenture or the failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act is cured or waived by the holders of a majority in principal amount of the outstanding notes prior to such 120th day), such additional interest will cease to accrue and, if the event of default relating to reporting obligations or the failure to comply with Section 314(a)(1) of the Trust Indenture Act has not been cured or waived prior to such 120th day, the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest upon an event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the additional interest on the notes as the sole remedy during the first 120 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in the indenture or the failure to comply with Section 314(a)(1) of the Trust Indenture Act in accordance with the immediately preceding paragraph, we must notify all holders of notes and the trustee and paying agent of such election on or before the close of business on the date on which such event of default first occurs. We may make such an election with respect to the notes.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal or interest, including any additional interest). The holders of a majority in principal amount of the outstanding notes may also rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest, including additional interest, on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of notes unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest, including any additional interest, when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an event of default is continuing;

(2)	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee.

The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification or security satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder of notes notice of the default within 90 days after it occurs and is known to the trustee. Except in the case of a default in the payment of principal of or interest on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders of notes. In addition, the Company is required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. The Company also is required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events that would constitute certain defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture may be amended, and the notes may be amended, with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1)	reduce the amount of notes whose holders must consent to an amendment;

(2)	reduce the rate of or extend the stated time for payment of interest, including additional interest, on any note;

(3)	reduce the principal of or extend the stated maturity of any note;

(4)	make any change that adversely affects the conversion rights of any notes;

(5)	reduce the fundamental change purchase price of any note or amend or modify in any manner adverse to the holders of notes the Company’s obligation to make such payment, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6)	make any note payable in money other than that stated in the note or, other than in accordance with the provisions of the indenture, change the place of payment;

(7)	impair the right of any holder of a note to receive payment of principal and interest, including additional interest, on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

(8)	make any change in the amendment provisions or in the waiver provisions that require the consent of each holder of notes; or

(9)	change the ranking or priority of any note.

Without the consent of any holder, the Company and the trustee may amend the indenture and the notes to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	evidence the succession of another entity to the Company and provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the indenture;

(3)	provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code of 1986, as amended (the Code), or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4)	add guarantees with respect to the notes;

(5)	secure the notes;

(6)	add to the covenants of the Company for the benefit of the holders of the notes or surrender any right or power conferred upon the Company with respect to the notes;

(7)	evidence and provide for the acceptance of appointment of a successor trustee pursuant to the indenture;

(8)	comply with the provisions of any clearing agency, clearing corporation or clearing system, the trustee or the registrar with respect to the provisions of the indenture or the notes relating to transfers and exchanges of notes;

(9)	provide for the conversion of notes in accordance with the terms of the indenture;

(10)	make any change with respect to the notes that does not materially adversely affect the rights of any holder of notes;

(11)	comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act; or

(12)	conform the provisions of the indenture to the “Description of the Notes” section in this prospectus supplement.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, the Company is required to mail to the holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all the holders of notes, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture as to the notes by (1) delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders of the notes, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, cash and shares of common stock, if applicable, sufficient to pay all amounts due and payable under all of the outstanding notes, and (2) paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture. We may not otherwise redeem or defease the notes.

Calculations in respect of notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes or the indenture. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on the holders of the notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations with respect to the notes to any holder of the notes upon the request of that holder.

Trustee

U.S. Bank National Association will be the trustee, securities registrar, paying agent and conversion agent for the notes. U.S. Bank National Association, in each of its capacities, including without limitation as trustee, securities registrar, paying agent and conversion agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this document or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information.

The Trust Indenture Act contains limitations on the rights of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim, as security or otherwise. Under the Trust Indenture Act, the trustee is permitted to engage in other transactions with us and our affiliates from time to time, provided that if the trustee acquires any conflicting interests it must eliminate such conflicts upon the occurrence of an event of default under the indenture, or else resign. We may maintain banking relationships in the ordinary course of business with the trustee and its affiliates.

Governing law

The indenture provides that it and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Settlement and Clearance

The Global Notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons (the global notes). Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC (DTC participants) or persons who hold interests through DTC participants (indirect participants). We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriters; and

•

ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to beneficial interests of DTC participants) and the records of DTC participants (with respect to the beneficial interests of indirect participants).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of the holders of the notes. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants. DTC participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture.

Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a DTC participant, on the procedures of the DTC participant through which the investor owns its interest).

The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global notes to such persons may be limited.

Payments of principal and interest (including additional interest) with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, nor the trustee, registrar, paying agent nor conversion agent have or will have any responsibility for the performance by DTC or any DTC participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of the notes, including the presentation of the notes for exchange, only at the direction of one or more DTC participants to whose account interests in the global notes are credited, and only in respect of the principal amount of the notes represented by the global notes as to which the DTC participant or DTC participants has or have given such direction.

Payments by DTC participants and indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those DTC participants or indirect participants and DTC.

Transfers between DTC participants will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of an interest in a global note only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes, subject to DTC’s procedures; or

•	certain other events provided in the indenture should occur.

DESCRIPTION OF THE CONVERTIBLE NOTE HEDGE AND WARRANT TRANSACTIONS

In connection with the pricing of the notes, we intend to enter into privately-negotiated convertible note hedge transactions relating to shares of our common stock initially issuable upon conversion of the notes with affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. or other counterparties selected by us, and we refer to those affiliates or other counterparties, as the case may be, as the “option counterparties.” We also intend to enter into privately-negotiated warrant transactions relating to our common stock with the option counterparties, pursuant to which we may be obligated to issue shares of our common stock. If the underwriters exercise their over-allotment option to purchase additional notes, the notional size of the convertible note hedge transactions and warrant transactions will be automatically increased so that they also relate to a number of shares of our common stock initially issuable upon conversion of the additional notes.

The convertible note hedge transactions are expected to reduce the potential dilution to our common stock upon any conversion of the notes in the event that the market value per share of our common stock, as measured under the terms of the convertible note hedge transactions, at the time of exercise is greater than the applicable strike price of the convertible note hedge transactions, which corresponds to the initial conversion price of the notes and is subject to certain adjustments substantially similar to those contained in the notes. If, however, the market value per share of our common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrant transactions, which is $30.54 per share, subject to certain adjustments substantially similar to those contained in the notes, there would be additional dilution under the terms of the warrant transactions to the extent that the then market value per share of our common stock exceeds the applicable strike price.

In connection with establishing their initial hedge of these convertible note hedge and warrant transactions, the option counterparties and/or their respective affiliates expect to enter into various over-the-counter derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes and, shortly after the completion of the underwriters’ participation in the distribution of the notes, purchase our common stock or other securities of ours, including the notes, in secondary market transactions. These transactions could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes.

In addition, the option counterparties and/or their respective affiliates expect to modify their hedge position following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock or other securities of ours, including the notes, in secondary market transactions (and are likely to do so during any observation period related to the conversion of the notes). These transactions and activities could have the effect of increasing, preventing a decline in or adversely impacting the value of our common stock and/or the value of the notes.

The convertible note hedge transactions and the warrant transactions are separate transactions entered into by us with the option counterparties, are not part of the terms of the notes and will not change the holders’ rights under the notes. As a holder of the notes, you will not have any rights with respect to the convertible note hedge and warrant transactions.

For a discussion of the potential impact of any market or other activity by the option counterparties and/or their respective affiliates in connection with these convertible note hedge and warrant transactions, see “Risk Factors—Risks Related to the Notes and Our Common Stock—The convertible note hedge and warrant transactions may affect the value of the notes and our common stock” and “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of our common stock into which the notes may be converted. This summary deals only with the notes and shares of our common stock held as capital assets and holders who acquired the notes upon their original issuance at the issue price, which is the first price at which a substantial amount of the notes is sold for money to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Additionally, this summary does not deal with special situations. For example, this summary does not address:

•

tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, U.S. expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

•

tax consequences to persons holding the notes or shares of our common stock as part of a hedging, integrated, or conversion transaction or a straddle or persons deemed to sell the notes or shares of our common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the Code);

•	tax consequences to U.S. holders (as defined below) of the notes or shares of our common stock whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and investors in such entities; or

•	alternative minimum tax consequences, if any.

Finally, this summary does not address other U.S. federal tax consequences (such as estate and gift tax consequences) or any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of our common stock, you should consult your tax advisor.

If you are considering the purchase of our notes, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular facts and circumstances and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of our notes or shares of our common stock. “U.S. holder” means a beneficial owner of a note or common stock for U.S. federal income tax purposes that is:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Stated Interest

It is expected that the notes will be issued without original issue discount for federal income tax purposes. Accordingly, stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, such as a stock split or stock dividend, a distribution of cash or other assets to our stockholders (including certain self-tender transactions), and certain transactions that constitute a fundamental change. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Fundamental Change.” Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution. Conversion rate adjustments arising from a stock split or a stock dividend are generally considered to be pursuant to a bona fide reasonable adjustment formula and thus will not give rise to a deemed dividend. However, certain of the possible conversion rate adjustments (generally including adjustments to the conversion rate to compensate holders for distributions of cash or property to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. Conversely, if an event occurs that increases the interests of holders of the notes and the conversion rate is not adjusted, the resulting increase in the proportionate interests of holders of the notes could be treated as a taxable stock dividend to such holders.

Although there is no authority directly on point, the Internal Revenue Service (IRS) may take the position that a constructive dividend with respect to the notes would not be eligible for a dividends-received deduction or the preferential tax rates applicable to dividends (as discussed below). Any taxable constructive stock dividends resulting from a change to, or a failure to change, the conversion rate would in other respects be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of our current and accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain as more fully described below. Holders should carefully review the conversion rate adjustment provisions and consult their tax advisors with respect to the tax consequences of any such adjustment, including any potential consequences of a taxable stock dividend to basis and holding period.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. holder will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note (including a conversion entirely paid in cash) equal to the difference between the amount realized (less any accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and the holder’s tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. A non-corporate U.S. holder who has held the note for more than one year generally will be subject to reduced rates of taxation on such gain. The ability to deduct capital losses may be limited.

Conversion of Notes into Our Common Stock and/or Cash

Conversion of Notes for Cash

A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described above under “—Sale, Exchange, Redemption or Other Disposition of Notes.”

Conversion of Notes into a Combination of our Common Stock and Cash

The U.S. federal income tax treatment of a U.S. holder’s conversion of the notes into our common stock and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange or as a recapitalization, as discussed below. See the discussion under “—Possible Effect of Changes to the Terms of the Notes” regarding consequences of the conversion of the notes into shares of a public acquiror.

Possible treatment as part conversion and part redemption.    The conversion of a note into our common stock and cash may be treated for U.S. federal income tax purposes as in part a conversion into stock and in part a payment in redemption of a portion of the notes. In that event, a U.S. holder would not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock or any common stock attributable to accrued interest (which will be treated in the manner described below). A U.S. holder’s tax basis in the stock received upon conversion generally would be equal to the portion of its tax basis in a note allocable to the portion of the note deemed converted (excluding the portion of the tax basis that is allocable to any fractional share). A U.S. holder’s holding period for such common stock generally would include the period during which the U.S. holder held the note.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the note, a U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received (other than amounts attributable to accrued interest) and the U.S. holder’s tax basis allocable to such portion of the note. Gain or loss recognized will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Although the law on this point is not entirely clear, a holder may allocate its tax basis in a note among the portion of the note that is deemed to have been converted and the portion of the note that is deemed to have been redeemed based on the relative fair market value of common stock and the amount of cash received upon conversion. In light of the uncertainty in the law, holders are urged to consult their own tax advisors regarding such basis allocation.

Possible treatment as a recapitalization.    Although it is not the intention of the Company to treat it as such, the conversion of a note into common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case a U.S. holder would be required to recognize gain on the conversion but would not be allowed to recognize any loss. Accordingly, such tax treatment may be less favorable to a U.S. holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. holder generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of

(A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange (other than any cash or common stock attributable to accrued interest) over

(B) the U.S. holder’s tax basis in the notes, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares or cash attributable to accrued interest, which will be treated in the manner described below). The U.S. holder would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of the notes converted (excluding the portion of the tax basis that is allocable to any fractional share), decreased by the aggregate amount of cash (other than cash in lieu of fractional shares and cash attributable to accrued interest) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). The holding period for such common stock received by the U.S. holder would include the period during which the U.S. holder held the notes except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of receipt. Gain recognized will be long-term capital gain if the U.S. holder has held the notes for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation.

Treatment of cash in lieu of a fractional share.    If a U.S. holder receives cash in lieu of a fractional share of common stock, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s tax basis in the notes that is allocated to the fractional share.

Treatment of amounts attributable to accrued interest.    Any cash and the value of any common stock received that is attributable to accrued interest on the notes not yet included in income would be taxed as ordinary interest income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period for any shares of common stock attributable to accrued interest would begin the day after the date of receipt.

U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of notes into a combination of cash and common stock.

Possible Effect of Changes to the Terms of the Notes

In certain situations, we may provide for the exchange of the notes into shares of an acquiror. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “Description of the Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Fundamental Change.” Depending on the circumstances, such adjustments could result in a deemed taxable exchange to a holder and the modified note could be treated as newly issued at that time. In addition, the conversion of the notes for the shares of the acquiror may be treated as a taxable event to a holder.

Dividends on the Common Stock

Distributions on our common stock generally will be treated as dividends to the extent it is paid from current or accumulated earnings and profits. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. holder’s tax basis in the U.S. holder’s common stock to the extent of the U.S. holder’s tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2010, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income,” which may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to shares of our common stock that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the shares of our common stock became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received, subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

U.S. holders should consult their tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange, Redemption or Other Disposition of Common Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder’s tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and our common stock and the IRS amounts paid on or with respect to the notes and the common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the notes and dividends paid on the common stock and proceeds from the sale of the common stock or the notes (including a redemption or retirement) at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as a certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends, or (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock. The term “non-U.S. holder” means a beneficial owner of a note or shares of common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” or “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Stated Interest

Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal withholding tax or income tax in respect of interest income on the notes provided that:

•	interest paid on the notes is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•

the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•

the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable Treasury regulations.

Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, and if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, the non-U.S. holder (although exempt from the 30% withholding tax, provided the non-U.S. holder complies with certain certification and disclosure requirements discussed in the fifth bullet point above) will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as a U.S. holder. In addition, a foreign corporation may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends on the Common Stock and Constructive Distributions

Any dividends paid with respect to the shares of common stock that are received upon the conversion of the notes (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes on behalf of a non-U.S.

holder, we may, at our option, set off any such payment against payments of cash and common stock payable on the notes (or, in certain circumstances, against any payments on the common stock).

Sale, Exchange, Redemption or Other Disposition of Notes or Common Stock

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of a note or shares of common stock (including a conversion of the note into shares of common stock that is treated as a taxable event, see “Consequences to U.S. Holders—Conversion of Notes into Our Common Stock and/or Cash”) will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•

we are or have been a “U.S. real property holding corporation” during the applicable statutory period. We are not, and do not anticipate that we will become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States. To claim the benefit of a treaty, a non-U.S. holder must properly submit an IRS Form W-8BEN (or suitable successor or substitute form). A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to non-U.S. holders the amount of interest and dividends paid to the holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, and the non-U.S. holder has provided the statement described above in the fifth bullet point under “—Consequences to Non-U.S. Holders—Stated Interest.” A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement) of a note or shares of our common stock within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

ERISA MATTERS

The Employee Retirement Income Security Act of 1974, as amended (ERISA), the regulations issued by the Department of Labor under ERISA, the Code, and the regulations issued by the IRS under the Code impose certain restrictions on the following:

(1) “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA;

(2) “plans” that are described in and subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans;

(3) entities whose underlying assets include “plan assets” within the meaning of U.S. Department of Labor Regulation 29. C.F.R. Section 2510.3-101, as amended by Section 3(42) of ERISA, by reason of a plan’s investment in such entities (each of (1), (2) and (3) is referred to as a “Plan”); and

(4) persons who have certain specified relationships to Plans (“parties in interest” under ERISA and “disqualified persons” under the Code).

Both ERISA and the Code prohibit certain transactions between a Plan and parties in interest or disqualified persons. ERISA also imposes certain duties on persons who are fiduciaries of Plans that are subject to Title I of ERISA (ERISA Plans).

ERISA and the Code prohibit various transactions involving the assets of a Plan and persons referred to as parties in interest under ERISA or disqualified persons under the Code. Although we expect that we will not be a party in interest or a disqualified person in relation to any Plan that acquires the securities described in this prospectus supplement, if such securities are acquired or held by a Plan with respect to which we or the underwriters are a party in interest or disqualified person, such acquisition or holding could be deemed to be a direct or indirect prohibited transaction, which could result in the imposition of taxes or penalties on the parties to the prohibited transaction.

Such transactions may, however, be exempt from the otherwise applicable taxes and penalties by reason of one or more statutory, class, individual or administrative exemptions such as those described below. Such class exemptions may include:

•	Prohibited Transaction Class Exemption (PTE) 95-60 which exempts certain transactions involving life insurance company general accounts;

•	PTE 96-23 which exempts certain transactions directed by an in-house asset manager;

•	PTE 90-1 which exempts certain transactions involving insurance company pooled separate accounts;

•	PTE 91-38 which exempts certain transactions involving bank collective investment funds; and

•	PTE 84-14 as amended, which exempts certain transactions entered into on behalf of a Plan by an independent qualified professional asset manager.

If the conditions of one or more of these exemptions (or some other applicable exemption) are met, the acquisition and holding of the securities by or on behalf of a Plan should be exempt from certain of the prohibited transaction provisions of ERISA and the Code. It should be noted, however, that even if such conditions are met, the scope of relief provided by such exemptions may not necessarily cover all acts that might be construed as prohibited transactions under ERISA and the Code.

Furthermore, Section 404 of ERISA sets forth standards of care for investment decisions made by a fiduciary of an ERISA Plan. In deciding whether to invest in the notes, a fiduciary of an ERISA Plan must take the following into account, among other considerations:

•	whether the fiduciary has the authority to make the investment;

•	whether the investment is made in accordance with the written documents that govern the ERISA Plan;

•	whether the investment constitutes a direct or indirect transaction with a party in interest or disqualified person;

•	the composition of the ERISA Plan’s portfolio with respect to diversification by type of asset;

•	the ERISA Plan’s funding objectives and investment policy statement;

•	the tax effects of the investment; and

•

whether under the general fiduciary standards of investment procedure and diversification an investment in the notes is appropriate for the ERISA Plan, taking into account the overall investment policy of the ERISA Plan, the composition of the ERISA Plan’s investment portfolio and all other appropriate factors.

Prior to making an investment in the notes, a Plan investor must determine whether we are a party in interest or disqualified person with respect to such Plan and, if so, whether such transaction is subject to one or more statutory or administrative exemptions, including those described above. Prospective investors should consult with their legal and other advisors concerning the impact of ERISA and the Code and the potential consequences of an investment in the notes based on their specific circumstances.

Employee benefit plans that are non-U.S. plans (as defined in Section 4(b)(4) of ERISA), governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA) (collectively, Non-ERISA Plans) are not subject to the fiduciary responsibility or prohibited transaction provisions of ERISA or the Code, and as a result assets in such plans may be invested in the notes without regard to the ERISA restrictions, subject to the provisions of other applicable federal or state law (Similar Law). However, any governmental plan or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Code is subject to the prohibited transaction rules in section 503 of the Code.

Each person who acquires the notes or an interest therein will be deemed by such acquisition or acceptance to have represented and warranted that either: (i) no assets of a Plan or Non-ERISA Plan have been used to acquire or hold such notes or an interest therein, or (ii) the purchase and holding of such notes or an interest therein by such person will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under applicable Similar Law.

The above is a summary of some of the material ERISA considerations applicable to prospective Plan investors. It is not intended to be a complete discussion, nor is it to be construed as legal advice or a legal opinion. Prospective Plan investors should consult their own counsel and tax advisors on these matters.

UNDERWRITING

Citigroup Global Markets Inc., Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$101,500,000
Goldman, Sachs & Co	$101,500,000
J.P. Morgan Securities Inc.	$101,500,000
BMO Capital Markets Corp.	6,125,000
Rabo Securities USA, Inc.	6,125,000
Greenwich Capital Markets, Inc.	6,125,000
SG Americas Securities, LLC	6,125,000
Calyon Securities (USA) Inc.	5,250,000
HSBC Securities (USA) Inc.	5,250,000
ING Financial Markets LLC	5,250,000
SunTrust Capital Markets, Inc.	5,250,000

Total	$350,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions, including that the convertible note hedge and warrant transactions shall have become effective and are executed concurrently. The underwriters are obligated to purchase all the notes (other than those covered by the over-allotment option described below) if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 1.65% of the principal amount of the notes. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

We have granted the underwriters an option to purchase from us within 30 days after the date of this prospectus supplement up to an additional $50,000,000 principal amount of notes at the public offering price less the underwriting discounts and commissions, solely to cover over-allotments, if any. To the extent the over-allotment option is exercised, each underwriter must purchase a number of additional notes approximately proportionate to that underwriter’s initial purchase commitment.

The notes are a new issue of securities with no established trading market. We do not intend to apply for a listing of the notes on any securities exchange or on any automated quotation dealer system. We have been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of, or the trading market for, the notes. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

We, our directors and executive officers and one of our shareholders have agreed with the representatives that, for a period of 75 days, from the date of this prospectus supplement, we and they will not, subject to limited exceptions, without the prior written consent of the representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Smithfield Foods, Inc.
	No exercise	Full exercise
Per note	2.75%	2.75%
Total	$9,625,000	$11,000,000

We estimate that our total expenses for this offering will be $1.75 million.

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of notes in excess of the number of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of notes made in an amount up to the number of notes represented by the underwriters’ over-allotment option. In determining the source of notes to close out the covered syndicate short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase the notes through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of notes in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of notes in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of notes in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc., on behalf of the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In connection with the pricing of the notes, we intend to enter into privately-negotiated convertible note hedge transactions relating to shares of our common stock initially issuable upon conversion of the notes with affiliates of one or more of the underwriters or other counterparties selected by us, and we refer to those affiliates or other counterparties, as the case may be, as the “option counterparties.” We also intend to enter into privately-negotiated warrant transactions relating to our common stock with the option counterparties, pursuant to which we may be obligated to issue shares of our common stock. The convertible note hedge transactions are expected to reduce the potential dilution to our common stock upon any conversion of the notes. However, the warrant transactions could separately have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the warrants. See “Description of the Convertible Note Hedge and Warrant Transactions.” If the underwriters exercise their over-allotment option to purchase additional notes, the notional size of the convertible note hedge transactions and warrant transactions will be automatically increased so that they also relate to a number of shares of our common stock initially issuable upon conversion of the additional notes.

In connection with establishing their initial hedge of these convertible note hedge and warrant transactions, the option counterparties and/or their respective affiliates expect to enter into various over-the-counter-derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes and, shortly after the completion of the underwriters’ participation in the distribution of the notes, purchase our common stock or other securities of ours, including the notes, in secondary market transactions. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or following the pricing of the notes.

In addition, the option counterparties and/or their respective affiliates expect to modify their hedge position following the pricing of the notes from time to time by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling shares of our common stock or other securities of ours, including the notes, in secondary market transactions (and are likely to do so during any observation period related to the conversion of the notes). The potential effect, if any, of any of these transactions and activities on the market price of our common stock or the notes will depend in part on market conditions and cannot be ascertained as of the date of this prospectus supplement, but any of these activities could impact the price of our common stock and the value of the notes and, as a result, the value of the consideration and the number of shares, if any, that you would receive upon conversion of the notes and, under certain circumstances, your ability to convert the notes.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the Financial Industry Regulatory Authority, Inc., or the FINRA, who are participating in this offering, this offering is being conducted in compliance with Rule 2710(h) of the FINRA. That rule requires that the yield at which the notes are to be distributed to the public can be no lower than that recommended by a “qualified independent underwriter,” as defined by the FINRA. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. We have agreed to indemnify Goldman, Sachs & Co. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their affiliates have performed various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We intend initially to use a portion of the net proceeds of the offering to repay amounts outstanding under the May 2008 Credit Line and the U.S. Revolver. An affiliate of Citigroup Global Markets Inc. is the lender under the May 2008 Credit Line. Affiliates of Citigroup Global Markets Inc., Goldman, Sachs & Co. and certain other underwriters are lenders under the U.S. Revolver. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is administrative agent and a lender under the U.S. Revolver. In addition, affiliates of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are lenders under the June 2008 Credit Line, under which we anticipate that as a result of this offering all commitments will terminate.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), no offer of notes to the public may be made in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of notes to the public may be made in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of notes shall require us or the underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying base prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying base prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, notes, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon for us by McGuireWoods LLP, Richmond, Virginia. Robert L. Burrus, Jr., a partner of McGuireWoods LLP, is one of our directors and owns 10,000 shares of our common stock. As of June 1, 2008, partners of McGuireWoods LLP owned less than one percent of our common stock. The validity of the notes will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. We have engaged Simpson Thacher & Bartlett LLP from time to time on certain legal matters, including the PSF acquisition and certain aspects of the divestiture of our beef assets.

EXPERTS

The consolidated financial statements of Smithfield Foods, Inc. at April 27, 2008 and for each of the three years in the period ended April 27, 2008, appearing in Smithfield Foods, Inc.’s Annual Report (Form 10-K) for the fiscal year ended April 27, 2008 (including the schedule appearing therein), and the effectiveness of Smithfield Foods, Inc.’s internal control over financial reporting as of April 27, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are subject to the informational reporting requirements of the Exchange Act which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC or over the Internet at the SEC’s website at http://www.sec.gov. Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and accompanying base prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities covered by this prospectus supplement have been sold:

•	Annual Report on Form 10–K for the fiscal year ended April 27, 2008;

•	Current Reports on Form 8–K filed May 22, 2008, June 12, 2008, June 30, 2008 and July 1, 2008; and

•

The description of our capital stock contained in the Registration Statement on Form 8-A/A and the description of the rights to purchase Series A Junior Participating Preferred Shares contained in the Registration Statement on Form 8-A, each filed on May 30, 2001.

You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

PROSPECTUS

SMITHFIELD FOODS, INC.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

From time to time, we may offer and sell the following securities:

Common Shares

Preferred Shares

Depositary Shares

Warrants

Senior Debt Securities

Subordinated Debt Securities

Stock Purchase Contracts

Stock Purchase Units

We will provide specific terms of these securities in supplements to this prospectus or other offering materials. In addition, from time to time, this prospectus may also be used by selling securityholders to sell our common shares covered by this prospectus. You should read this prospectus and any supplement or other offering materials carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 14, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the SEC) using a shelf registration process. Under this shelf process, we may, from time to time, sell any of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement or other offering materials that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement or other offering materials as necessary. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. You should read this prospectus, any prospectus supplement or other offering materials together with additional information described under the heading “Where You Can Find More Information.”

When used in this prospectus, the terms “Smithfield,” “we,” “our” and “us” refer to Smithfield Foods, Inc. and its subsidiaries. You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or other offering materials. We have not, and no underwriter, agent or dealer has, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. We are not, and no underwriter, agent or dealer is, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

THE COMPANY

We are the largest hog producer and pork processor in the world and the fifth largest beef processor in the United States. We conduct our business through six reporting segments, Pork, Beef, International, Hog Production, Other and Corporate, each of which is comprised of a number of subsidiaries.

Smithfield Foods, Inc. is a Virginia corporation. Our principal executive offices are located at 200 Commerce Street, Smithfield, Virginia 23430, and our telephone number is (757) 365-3000. Our website address is http://www.smithfieldfoods.com. The information on our website is not part of this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will use the net proceeds from the sale of securities by us for capital expenditures and general corporate purposes, including expansion of our processed meats business, our hog production facilities and strategic acquisitions and the repayment of our debt.

Unless otherwise indicated in the applicable prospectus supplement or other offering materials, we will not receive any proceeds from the sale of any securities sold by any selling securityholder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for each of the last five fiscal years and for the 39 weeks ended January 28, 2007.

Fiscal year ended					39 weeks ended
April 30, 2006	May 1, 2005	May 2, 2004	April 27, 2003	April 28, 2002	January 28, 2007
2.6x	3.9x	2.8x	1.2x	4.1x	2.4x

For the purposes of computing the ratios of earnings to fixed charges, earnings are divided by fixed charges. Earnings represent the aggregate of income from continuing operations before taxes and fixed charges (excluding capitalized interest). Fixed charges represent interest on indebtedness (including capitalized interest), amortization of deferred debt issuance costs and an estimate of the interest portion of fixed rent expense (estimated to be one-third).

DESCRIPTION OF DEBT SECURITIES

The term Debt Securities includes our Senior Debt Securities and our Subordinated Debt Securities. We will issue the Senior Debt Securities in one or more series under a Senior Indenture between us and U.S. Bank National Association (U.S. Bank), or another trustee chosen by us, and the Subordinated Debt Securities in one or more series under a Subordinated Indenture between us and U.S. Bank, or another trustee chosen by us. The Senior Indenture and the Subordinated Indenture are called the Indentures in this prospectus. We have summarized selected provisions of the Indentures below. The forms of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in this description have the meanings specified in the Indentures.

General

Unless the applicable prospectus supplement states otherwise, the Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our direct, other senior and unsubordinated debt. The Subordinated Debt Securities will be our unsecured obligations and will rank junior in right of payment to our Senior Indebtedness, as described under the heading “Additional Terms of Subordinated Debt Securities—Subordination.”

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities depends on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The debt securities are not guaranteed by our subsidiaries and, therefore, holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders and any preferred stockholders in our subsidiaries.

Because the Debt Securities will be unsecured, they will effectively be subordinated to our secured debt to the extent of the value of the assets securing such debt. In the event of a bankruptcy or similar proceeding involving us, our assets which serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on the Debt Securities.

Neither of the Indentures limits the amount of Debt Securities that we may issue under it or protects the holders of Debt Securities if we engage in a highly leveraged transaction. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance.

Debt Securities may be issued as original issue discount securities, as defined in the Indentures, to be sold at a substantial discount below their principal amount. Original issue discount securities may include “zero coupon” securities that do not pay any cash interest for the entire term of the securities. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder thereof upon an acceleration will be determined in the manner described in the applicable prospectus supplement. Conditions pursuant to which payment of the principal of the Debt Securities may be accelerated will be set forth in the applicable prospectus supplement. Material federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

Under the Indentures, the terms of Debt Securities of any series may differ and we, without the consent of the holders of the Debt Securities of any series, may reopen a previous series of Debt Securities and issue additional Debt Securities of that series or establish additional terms of that series, unless otherwise indicated in the applicable prospectus supplement.

Provisions of a particular series

The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

•	the title and type of the Debt Securities;

•	the total principal amount of the Debt Securities;

•	the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

•	the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

•	the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

•	any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

•	any optional redemption terms, or any repayment terms;

•	any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

•	the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

•

if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

•	any index or formula used for determining principal, interest, or premium, if any;

•	the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

•

whether to be issued in fully registered certificated form or book-entry form, represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary’s nominee (Book-Entry Debt Securities);

•	whether the debt securities are convertible into or exchangeable for other Securities and the terms and conditions upon which such conversion or exchange may occur;

•	denominations, if other than $1,000 each or multiples of $1,000;

•	any changes to events of defaults or covenants; and

•	any other terms of the Debt Securities. (Sections 201 & 301 of the Senior Indenture & Subordinated Indenture.)

The prospectus supplement will also discuss any material federal income tax considerations regarding the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion, exchange or redemption

No Debt Security will be subject to conversion, amortization, exchange or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion, exchange or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our or a holder’s option. If no redemption date or redemption price is indicated

with respect to a Debt Security, we cannot redeem the Debt Security before its stated maturity. Unless otherwise specified in the applicable prospectus supplement, Debt Securities subject to redemption by us will be subject to the following terms:

•	redeemable on the applicable redemption dates;

•	redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

•

redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 30 days before the date of redemption. (Section 1104 of the Senior Indenture & Subordinated Indenture.)

We will not be required to:

•

issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

•

register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Subordinated Indenture.)

Payment and transfer; paying agent

The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

•

by wire transfer to an account at a banking institution in the United States that is designated in writing to the applicable Trustee or paying agent before the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

•

by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Sections 308 & 1001 of the Subordinated Indenture.)

Unless we state otherwise in the applicable prospectus supplement, the applicable Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of such Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Subordinated Indenture.)

Any money that we have paid to a paying agent for principal or interest on any Debt Securities that remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Subordinated Indenture.)

Neither we nor any Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of the participants.

Fully registered securities may be transferred or exchanged at the corporate trust office of the applicable Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge and related expenses. (Section 305 of the Senior Indenture & Subordinated Indenture.)

Global securities

Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Subordinated Indenture.)

Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

•	the securities depositary, with respect to participants’ interests; and

•	any participant, with respect to interests the participant holds on behalf of other persons.

As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

•	may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

•	may not receive or be entitled to receive physical delivery of certificated Book-Entry Debt Securities in exchange for the global certificate; and

•

will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 308 of the Senior Indenture & Section 309 of the Subordinated Indenture.)

We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. Neither we nor the Trustee nor any agent of ours or the Trustee’s will have any responsibility or liability for any aspect of the securities depositary’s or any participant’s records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Covenants

Unless otherwise indicated in the applicable prospectus supplement, under the Indentures we will:

•	pay the principal, interest and premium, if any, on the Debt Securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures;

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any;

•	maintain our existence; and

•	comply with any other covenants included in the applicable indenture or any supplemental indenture. (Sections 1001, 1002, 1003, 1005 & 1006 of the Senior Indenture & Subordinated Indenture.)

Consolidation, merger or sale

Under the terms of the Indentures, we are generally permitted to consolidate or merge with any other person. We are also permitted to transfer all or substantially our assets to any person. However, each Indenture provides that we may not consolidate with or merge into, or transfer all or substantially all of our assets to, any person, unless:

•

the person expressly assumes, by a supplemental indenture, executed and delivered to the applicable Trustee and in form satisfactory to the applicable Trustee, the due and punctual payment of the principal of and any premium and interest on all the debt securities and the performance of every covenant of the applicable Indenture on the part of us to be performed or observed;

•

immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and

•

we have delivered to the applicable Trustee an officer’s certificate and an opinion of counsel each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with all conditions provided in the applicable Indenture. (Sections 801 & 802 of the Senior Indenture & Subordinated Indenture.)

Events of Default

Except as may be provided in the applicable prospectus supplement, an Event of Default when used in each of the Indentures with respect to Debt Securities of any series, will mean any of the following:

•	failure to pay the principal or any premium on any Debt Securities of that series when due;

•	with respect to the Senior Debt Securities of any series, failure to deposit any sinking fund payment when due that continues for 60 days;

•

failure to pay any interest on any Debt Securities of that series, when due, that continues for 30 days; provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Subordinated Debt Securities that permit such deferrals;

•

failure to perform any other covenant in the applicable Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 60 days after the applicable Trustee or the holders of at least 25% of the outstanding Debt Securities of that series give us written notice of the default;

•	certain events in bankruptcy, insolvency or reorganization; or

•

any other Event of Default included in the applicable Indenture or any supplemental indenture with respect to Debt Securities of that series. (Section 501 of the Senior Indenture & Subordinated Indenture.)

In the case of a default described in the fourth bullet above, the grace period may be extended by the Trustee or, if holders of a particular series have given a notice of default, by holders of at least the same percentage of Debt Securities of that series, together with the applicable Trustee. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

If an Event of Default for any series of Debt Securities occurs and continues, the applicable Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately; provided however, that if an Event of Default specified in the fifth bullet above with respect to us occurs, the principal of, premium, if any, and accrued and unpaid interest on all the Debt Securities will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. If we issued the Debt Securities with original issue discount, less than the stated principal amount may become due and payable. If the Debt Securities are declared due and payable, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the declaration. (Section 502 of the Senior Indenture & Subordinated Indenture.)

The applicable Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601, 602 & 603 of the Senior Indenture & Subordinated Indenture.)

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Subordinated Indenture.)

Satisfaction; discharge

Unless otherwise specified in the applicable prospectus supplement, we may, subject to certain conditions, discharge all our obligations (except those described below) to holders of any series of Debt Securities issued under the Indentures, which series of Debt Securities have not already been delivered to the Trustee for cancellation and which have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities of that series. However, certain of our obligations under the Indentures will survive, including with respect to the following:

•	remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

•

rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the applicable Trustee; and

•	the rights, obligations and immunities of the applicable Trustee under the Indentures. (Section 401 of Senior Indenture & Subordinated Indenture.)

Modification of the Indentures; waiver

Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities, add to the covenants for the benefit of the holders, provide for the acceptance of appointment by a successor trustee, cure any ambiguity provided such action does not adversely affect the interests of outstanding securities in any material respect, revise the terms or purposes of the issuance, authentication and delivery of Debt Securities, add any additional Events of Default, make provisions with respect to conversion or exchange rights of holders and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Subordinated Indenture.)

The holders of a majority of the outstanding Debt Securities of each series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for Debt Securities of that series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Subordinated Indenture.)

In addition, under certain circumstances, the holders of a majority of the outstanding Subordinated Debt Securities of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Subordinated Debt Securities were issued. (Section 1009 of the Subordinated Indenture.)

Repayment at the option of the holder; repurchases by the Company

We must repay the Debt Securities at the option of the holders before the applicable stated maturity date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Debt Securities subject to repayment at the option of the holder will be subject to repayment:

•	on the specified repayment dates; and

•

at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture & Subordinated Indenture.)

Unless otherwise specified in the applicable prospectus statement, for any Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in Atlanta, Georgia not more than 60 nor less than 30 calendar days before the date of repayment:

•	in the case of a certificated Debt Security, the certificated Debt Security and the form in the Debt Security entitled “Option of Holder to Elect Purchase” duly completed; or

•	in the case of a book-entry Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary to us.

Exercise of the repayment option by the Holder will be irrevocable. (Section 1303 of the Senior Indenture & Subordinated Indenture.)

Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Debt Securities or the global certificate representing the related book-entry Debt Securities, on the securities depositary’s records, to the Trustee. See “Description of the Debt Securities—Global Securities.”

Defeasance

We will be discharged from our obligations on the Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of that series. If this happens, the holders of the Debt Securities of the series will not be entitled to the benefits of the applicable Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities. (Section 402 of the Senior Indenture & Subordinated Indenture.)

Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the Debt Securities and the value of the holder’s interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

No personal liability of directors, officers and stockholders

The Indentures provide that no recourse for the payment of the principal of, premium, if any, or interest on any of the Debt Securities or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any of our obligations, covenants or agreements in the Indentures, or in any of the Debt Securities or because of the creation of any indebtedness represented thereby, will be had against any of our incorporators, shareholders, officers or directors or of any successor person thereof. Each holder, by accepting the Debt Securities, waives and releases all such liability. Such waiver and release are not intended to affect the rights of holders under the federal securities laws. (Section 1601 of the Senior Indenture & Section 1701 of the Subordinated Indenture.)

Concerning the Trustee

Unless otherwise specified in the applicable prospectus supplement, U.S. Bank will be the Trustee under the Indentures. We and certain of our affiliates maintain deposit accounts and banking relationships with U.S. Bank. U.S. Bank also performs agency functions with respect to other securities issued by our affiliates. U.S. Bank and its affiliates have purchased, and are likely to purchase in the future, our securities and securities of our affiliates. U.S. Bank also serves as trustee under other indentures with us pursuant to which securities of ours and our affiliates are outstanding.

The Trustee will perform only those duties that are specifically set forth in the Indentures unless an Event of Default under an Indenture occurs and is continuing. Other than its duties in case of a default, the Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Subordinated Indenture.)

If and when the Trustee will be or become our creditor (or any other obligor upon the Debt Securities), the Trustee will be subject to the provisions of the Trust Indenture Act regarding the collection of claims against us (or any such other obligor). (Section 614 of the Senior Indenture & Subordinated Indenture.)

The Trustee administers its corporate trust business at 1349 W. Peachtree St. NW, Suite 1050, Atlanta, Georgia.

Governing law

The Indentures provide that the Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113 of the Senior Indenture & Subordinated Indenture.)

ADDITIONAL TERMS OF THE SUBORDINATED DEBT SECURITIES

Our Subordinated Indenture contains certain provisions that are not common with the Senior Indenture.

Option to extend interest payment period

If so provided in the applicable prospectus supplement, we can defer interest payments on the Subordinated Debt Securities by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Subordinated Debt Securities. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the rate for the Subordinated Debt Securities, to the extent permitted by applicable law. (Section 307 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments.

Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Subordinated Debt Securities or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

•	dividends paid in common shares;

•	dividends in connection with the implementation of a shareholder rights plan; or

•

repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.

Subordination

Each series of Subordinated Debt Securities will be subordinate in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. Unless otherwise provided in the applicable prospectus supplement, if:

•	we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

•	a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

•	the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Subordinated Debt Securities have the right to receive any payments of principal or interest on their Subordinated Debt Securities. (Sections 1401 & 1409 of the Subordinated Indenture.)

Unless otherwise provided in the applicable prospectus supplement, Senior Indebtedness means, with respect to any series of Subordinated Debt Securities, the principal, premium, interest and any other payment in respect of any of the following:

•	all of our indebtedness for borrowed or purchased money, whether or not evidenced by notes, debentures, bonds or other written instruments;

•	our obligations for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•	capitalized lease obligations;

•	any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

•	all indebtedness of others of the kinds described in the preceding categories which we have endorsed or guaranteed or for which we are otherwise liable.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 101 of the Subordinated Indenture.)

Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections 902 & 1407 of the Subordinated Indenture.)

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary and is qualified in its entirety by reference to our amended and restated articles of incorporation (articles of incorporation), amended and restated bylaws (bylaws) and our shareholder rights plan, which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Our authorized capital consists of 200,000,000 common shares, $.50 par value, and 1,000,000 preferred shares, $1.00 par value. Of the authorized preferred shares, 200,000 are designated Series A Junior Participating preferred shares and one is designated a Series B preferred share. At May 31, 2007, 134,221,174 common shares were outstanding. At that date, no Series A or Series B preferred shares were outstanding.

Preferred shares

The following description of the terms of the preferred shares sets forth certain general terms and provisions of our authorized preferred shares under this prospectus. If we issue preferred shares, the specific designations and rights will be described in the prospectus supplement or other offering materials and a description will be filed with the SEC.

Our board of directors can, without approval of shareholders, issue one or more series of preferred shares. The board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the maximum number of shares in the series, designation, voting rights, conversion rights, redemption rights and any liquidation preferences, and the terms and conditions of issue. Under certain circumstances, preferred shares could also restrict dividend payments to holders of our common shares. The preferred shares will, when issued, be fully paid and non-assessable.

The transfer agent, registrar, and dividend disbursement agent for a series of preferred shares will be named in a prospectus supplement or other offering materials. The registrar for preferred shares will send notices to shareholders of any meetings at which holders of the preferred shares have the right to elect directors or to vote on any other matter or if notice is otherwise required to be given to holders of the preferred shares.

Common shares

Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “SFD.” Any additional common stock we issue under this prospectus will also be listed on NYSE. Our transfer agent and registrar for common shares is Computershare Investor Services, LLC.

Common shareholders will only receive dividends when declared by the board of directors. If declared, dividends may be paid in cash, stock or other forms. If and when we issue preferred shares, common shareholders may not receive dividends until we have satisfied our obligations to our preferred shareholders. Some of our outstanding debt securities, our credit agreements and other loan agreements also restrict our ability to pay cash dividends.

All outstanding shares of common stock are fully paid and non-assessable. Any additional common shares we issue will also be fully paid and non-assessable. There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to common shares.

Each share of common stock is entitled to one vote in the election of directors and other matters. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Common shareholders are not entitled to cumulative voting rights. Members of our board of directors serve three-year terms and such elections are staggered. Directors may be removed from office for cause by the vote of at least two-thirds of the outstanding shares entitled to vote.

The quorum required at a shareholders’ meeting for consideration of any matter is a majority of the shares entitled to vote on that matter, represented in person or by proxy. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceed the votes cast against the action, except for the election of directors as described above. However, approval is required by the majority of all votes entitled to be cast on the transaction by each voting group entitled to vote (or such greater vote as the board of directors may specify in a particular case), in the case of major corporate actions, such as:

•	a merger,

•	a share exchange,

•	an amendment to our amended and restated articles of incorporation other than an amendment to the provisions relating to our board of directors, or

•	the sale, lease, exchange or other disposition of all or substantially all of our property, other than in the usual and regular course of business.

Under Virginia law, the affirmative vote of more that two-thirds of the shares entitled to vote is required for the dissolution of Smithfield.

Our shareholders can submit shareholder proposals and nominate candidates for the board of directors if the shareholders follow advance notice procedures described in our amended and restated bylaws.

Director nominations and shareholder proposals that are late or that are not accompanied by all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Under our bylaws, special meetings of the shareholders may be called only by the chairman of the board, the chief executive officer or the president or a majority of the board of directors. This provision could have the effect of delaying until the next annual shareholders’ meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such holders would be able to take action as shareholders, such as electing new directors or approving a merger, only at a duly called shareholders’ meeting.

We indemnify our officers and directors against all liabilities incurred in connection with their service to us, except liabilities and expenses resulting from that officer’s or director’s willful misconduct or knowing violation of criminal law.

Our articles of incorporation provide that the liability of our directors and officers to us and our shareholders is limited to the fullest extent permitted by Virginia law.

Shareholder rights plan

Under our shareholder rights plan, each outstanding common share has associated with it a right to purchase one two-thousandth of a Series A Junior Participating Preferred Share at a purchase price of $90, subject to adjustment.

The purpose of the rights plan is to:

•	give our board of directors the opportunity to negotiate with any persons seeking to obtain control of Smithfield;

•	deter acquisitions of voting control of Smithfield, without assurance of fair and equal treatment of all of our shareholders; and

•

prevent a person from acquiring in the market a sufficient amount of Smithfield voting power, or a sufficient number of our common shares, to be in a position to block an action sought to be taken by our shareholders.

Until a distribution date occurs, the rights:

•	will not be exercisable; and

•	will be represented by the same certificate that represents the shares with which the rights are associated and will trade together with those shares.

A distribution date would occur upon the earlier of:

•

10 days following a public announcement that a person or group of affiliated or associated persons (person or group) have acquired beneficial ownership of 15% or more of our outstanding common shares or

•

10 business days (or such later date as may be determined by action or our board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common shares.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold or otherwise transferred after a person or group has become an acquiring person, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the right. In the event that any person or group becomes an acquiring person, proper provision shall be made so that each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of common shares having a market value of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding common shares, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or part, at an exchange ratio of one common share, or one two-thousandth of a Series A preferred share, per right.

The purchase price, the number of Series A preferred shares covered by each right and the number of rights outstanding are subject to certain anti-dilution adjustments. With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional Series A preferred shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Series A preferred share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preferred shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of beneficial ownership of 15% or more of our outstanding common shares, our board of directors may redeem the rights in whole, but not in part, at a price of $.00005 per right. The redemption of the rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

The terms of the rights may be amended by our board of directors without the consent of the holders of the rights, except that from and after such time as any person or group becomes an acquiring person no such amendment may adversely affect the interests of the holders of the rights.

Until a right is exercised, the holder of a right will have no rights as a shareholder of Smithfield, including, without limitation, the right to vote or to receive dividends. After exercise, each Series A preferred share will be entitled to a quarterly dividend rate of the greater of $1.00 per share or 2,000 times the quarterly dividend declared on the common shares. In the event of liquidation, the holders of the Series A preferred shares will receive a preferential liquidation payment equal to the greater of $180,000 or 2,000 times the payment made per common share. Each Series A preferred share will have 2,000 votes, voting together with the common shares. Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each preferred share will be entitled to receive 2,000 times the amount received per common share.

The rights will expire on May 31, 2011, unless earlier exercised by a holder or redeemed by Smithfield.

Virginia Stock Corporation Act

We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our articles of incorporation and bylaws, address corporate governance issues, including the rights of shareholders.

Article 14 of the Virginia Act contains several provisions relating to transactions with interested shareholders are holders of more than 10% of any class of a corporation’s outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that certain affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of securities or merger of the corporation with any of its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

The provisions of the Virginia Act relating to an affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out of such provision.

The Virginia Act also contains provisions regarding certain control share acquisitions, which are transactions causing the voting strength of shares of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

The Virginia Act permits corporations to opt out of control share acquisition provisions. We have not opted out of such provision.

The standards of conduct for directors of Virginia corporations are listed in Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Director’s actions are not subject to reasonableness or prudent person standard. Virginia’s federal and state courts have focused on the process involved with directors’ decision-making and are generally supportive of directors if they have based their decision on an informed process.

Anti-takeover Effects

Certain provisions of Virginia law and our articles of incorporation and bylaws could make it more difficult for our shareholders to change the composition of our board of directors and may also have the effect of discouraging a change of control transaction or limiting the price that certain investors might be willing to pay in the future for our common stock. These provisions include:

•

a provision allowing our board of directors to issue preferred stock and to determine the rights and preferences of the preferred stock, including voting rights, without any vote or action by the holders of our common stock. In some cases, the issuance of preferred shares could delay a change in control of Smithfield and make it harder to remove present management;

•	a provision dividing our board of directors into three classes which means that only approximately one-third of our directors are elected each year;

•	a provision allowing the removal of directors only for cause by the vote of at least two-thirds of the outstanding shares entitled to vote;

•

a provision allowing the amendment of the provisions of the articles of incorporation relating to our board of directors only if the amendment receives the affirmative vote of at least two-thirds of the shares entitled to vote;

•	a provision requiring a majority vote of all votes entitled to be cast for certain major transactions;

•	a provision requiring that shareholders provide advance notice when nominating directors or submitting other shareholder proposals;

•	a provision limiting the people who can call a special shareholders’ meeting to the chairman of the board, the chief executive officer, the president or a majority of the board of directors;

•

the application of Virginia law governing “affiliated transactions,” which prohibits us from entering into a business combination with the beneficial owner of 10% or more of our outstanding voting stock for a period of three years after the 10% or greater owner first reached that level of stock ownership, unless we meet certain criteria; and

•

the application of Virginia law governing “control share acquisitions,” which generally denies voting rights to shares acquired in a transaction that causes the voting strength of any person acquiring beneficial ownership of our common stock to meet or exceed certain threshold percentages (20%, 33-1/3% or 50%) of the total votes to be cast for the election of directors.

In addition, the exercise of the rights conferred by our shareholder rights plan would cause substantial dilution to a person attempting to acquire Smithfield on terms not approved by our board of directors and therefore would significantly increase the price that person would have to pay to acquire Smithfield. Consequently, our rights plan may deter a potential hostile acquisition or tender offer.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as parts of units consisting of a stock purchase contract and beneficial interests in debt securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

The applicable prospectus supplement or other offering materials will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. We will file the stock purchase contract and any unit agreement with the SEC in connection with any offering of stock purchase contracts or stock purchase units, respectively.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional interests in our preferred shares of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement or other offering materials. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the preferred shares related to the depositary shares, we will deposit the preferred shares with the relevant preferred share depositary and will cause the preferred share depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a preferred share represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred shares represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of preferred shares or common shares. Warrants may be issued independently or together with, or as a unit including, preferred shares or common shares offered by any prospectus supplement or other offering materials and may be attached to or separate from any of the other offered securities. Each warrant will entitle the holder to purchase the number of preferred shares or common shares, as the case may be, at the exercise price and in the manner specified in the prospectus supplement or other offering materials relating to those warrants. Warrants will be issued under one or more warrant agreements to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file the warrant agreement, and any unit agreement, with the SEC in connection with any offering of warrants.

The prospectus supplement or other offering materials relating to a particular issuance of warrants will describe the terms of the warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of such warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the price at which the principal amount of securities may be purchased upon exercise, which price may be payable in cash, securities, or other property;

•	the date on which the right to exercise the warrants commences and the date on which the right expires;

•	if applicable, the number of common shares or preferred shares purchasable upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	information with respect to book-entry procedures, if any;

•	the currency or currency units in which the offering price, if any, and the exercise price are payable;

•	the antidilution provisions of the warrants, if any;

•	the redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

SELLING SECURITYHOLDERS

Selling securityholders may use this prospectus in connection with resales of the securities. The applicable prospectus supplement, post-effective amendment or other filings we make with the SEC under the Exchange Act will identify the selling securityholders, the terms of the securities and the transaction in which the securities were acquired. Selling securityholders may be deemed to be underwriters in connection with the securities they resell and any profits on the sales may be deemed to be underwriting discounts and commission under the Securities Act of 1933, as amended. Unless otherwise indicated, the selling securityholders will receive all the proceeds from the sale of the securities. We will not receive any proceeds from sales by selling securityholders.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which requires us to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. You may also inspect our filings at the regional offices of the SEC or over the Internet at the SEC’s website at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange under the symbol “SFD.” Our reports, proxy statements and other information may also be read and copied at the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities that we have registered under the registration statement of which this prospectus forms a part:

•	Annual Report on Form 10-K for the year ended April 30, 2006;

•	Quarterly Reports on Form 10-Q for the quarters ended July 30, 2006, October 29, 2006 and January 28, 2007;

•

Current Reports on Form 8-K filed on June 15, 2006, June 20, 2006, June 30, 2006, August 4, 2006, August 10, 2006, August 28, 2006, September 6, 2006, September 18, 2006, September 20, 2006, October 5, 2006, October 24, 2006, November 7, 2006, November 30, 2006 (with respect to information filed pursuant to Item 5.02 only), February 7, 2007, February 15, 2007 (with respect to information filed pursuant to Item 8.01 only), February 23, 2007, May 7, 2007 (with respect to information filed pursuant to Items 5.02, 5.03 and 8.01 only) and June 12, 2007, and Current Report on Form 8-K/A filed on June 14, 2007; and

•

the description of our capital stock contained in the Registration Statement on Form 8-A/A and the description of the rights to purchase Series A Junior Participating Preferred Shares contained in the Registration Statement on Form 8-A, each filed on May 30, 2001.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Smithfield Foods, Inc.

200 Commerce Street

Smithfield, Virginia 23430

(757) 365-3000

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by McGuireWoods LLP. Robert L. Burrus, Jr., a partner of McGuireWoods LLP, is one of our directors and owns 10,000 shares of our common stock. As of June 1, 2007, partners of McGuireWoods LLP owned less than one percent of our common stock. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

Our consolidated financial statements at April 30, 2006, and for each of the three years in the period ended April 30, 2006, appearing in our Annual Report on Form 10-K for the fiscal year ended April 30, 2006 (including the schedule appearing therein), and our management’s assessment of the effectiveness of internal control over financial reporting as of April 30, 2006 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated herein by reference. These consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Premium Standard Farms, Inc. as of March 31, 2007 and March 25, 2006 and for each of the three fiscal years in the period ended March 31, 2007 incorporated into this prospectus by reference from Smithfield’s Current Report on Form 8-K/A filed June 14, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the subsequent acquisition by a subsidiary of Smithfield) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

$350,000,000

4.00% Convertible Senior Notes due 2013

Smithfield Foods, Inc.

PROSPECTUS SUPPLEMENT

July 1, 2008

Citi

Goldman, Sachs & Co.

JPMorgan

BMO Capital Markets

Rabo Securities USA, Inc.

RBS Greenwich Capital

Societe Generale

Calyon Securities (USA) Inc.

HSBC

ING Wholesale

SunTrust Robinson Humphrey